Exhibit 99.1

JIN MEDICAL INTERNATIONAL LTD.

No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To Be Held at 9:00 p.m. Beijing Time on July 20, 2026
(9:00 a.m. Eastern Time on July 20, 2026)
(Record Date — June 26, 2026)

NOTICE OF A MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES

To Be Held Immediately Following the Meeting of the Holders of the Class A Ordinary Shares

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held Immediately Following the Meeting of the Holders of the Class B Ordinary Shares

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To the holders of Class A Ordinary Shares of JIN MEDICAL INTERNATIONAL LTD.:

This notice to holders of class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) of JIN MEDICAL INTERNATIONAL LTD. (the “Company,” “we,” “us” or “our”) is furnished in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at a meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”) and at any adjournment or postponement thereof.

The Class A Meeting will be held at 9:00 p.m. Beijing Time on July 20, 2026 (9:00 a.m. Eastern Time on July 20, 2026), at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, to consider and, if thought fit, pass and approve the following proposals.

Matters to be Voted Upon

The Class A Meeting and any adjournment or postponement thereof will be held for the holders of Class A Ordinary Shares to consider and, if thought fit, pass and approve the following resolutions. The descriptions below summarize the matters to be voted upon. Shareholders should read this Notice, the proxy card and the documents attached to or incorporated by reference in this Notice in their entirety before voting.

Proposal No. 1 — Change of Voting Rights of Class B Ordinary Shares. By a special resolution of the holders of the Class A Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).

Proposal No. 2 — Repurchase of Class A Ordinary Shares Held by Jolly Harmony.

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

By an ordinary resolution of the holders of the Class A Ordinary Shares, to approve that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.

Proposal No. 3 — Issuance of Class B Ordinary Shares to Jolly Harmony.

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

By an ordinary resolution of the holders of the Class A Ordinary Shares, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

NOTICE OF A MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES

To the holders of Class B Ordinary Shares of JIN MEDICAL INTERNATIONAL LTD.:

This notice to holders of class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares”) of JIN MEDICAL INTERNATIONAL LTD. (the “Company,” “we,” “us” or “our”) is furnished in connection with the solicitation of proxies by the board of directors of the Company (the “Board”) for use at a meeting of the holders of Class B Ordinary Shares (the “Class B Meeting”) and at any adjournment or postponement thereof.

The Class B Meeting will be held immediately following the Class A Meeting, at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, to consider and, if thought fit, pass and approve the following proposals.

Matters to be Voted Upon

The Class B Meeting and any adjournment or postponement thereof will be held for the holders of Class B Ordinary Shares to consider and, if thought fit, pass and approve the following resolutions. The descriptions below summarize the matters to be voted upon. Shareholders should read this Notice, the proxy card and the documents attached to or incorporated by reference in this Notice in their entirety before voting.

Proposal No. 1 — Change of Voting Rights of Class B Ordinary Shares. By a special resolution of the holders of the Class B Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).

Proposal No. 2 — Repurchase of Class A Ordinary Shares Held by Jolly Harmony.

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

By an ordinary resolution of the holders of the Class B Ordinary Shares, to approve that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.

Proposal No. 3 — Issuance of Class B Ordinary Shares to Jolly Harmony.

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

By an ordinary resolution of the holders of the Class B Ordinary Shares, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

NOTICE OF 2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of JIN MEDICAL INTERNATIONAL LTD.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the board of directors (the “Board”) of JIN MEDICAL INTERNATIONAL LTD. (the “Company,” “we,” “us” or “our”) for use at the 2026 extraordinary general meeting of shareholders of the Company (the “EGM”) and at any adjournment or postponement thereof.

The EGM will be held immediately following the Class B Meeting, at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, to consider and, if thought fit, pass and approve the following proposals.

Matters to be Voted Upon

The EGM and any adjournment or postponement thereof will be held for shareholders to consider and, if thought fit, pass and approve the following resolutions. The descriptions below summarize the matters to be voted upon. Shareholders should read this Notice, the proxy card and the documents attached to or incorporated by reference in this Notice in their entirety before voting.

Proposal No. 1 — Share Capital Increase. By an ordinary resolution, to approve that the Company’s authorized share capital be increased from US$50,000 divided into 45,000,000 class A ordinary shares of a par value of US$0.001 each (the “Class A Ordinary Shares”) and 5,000,000 class B ordinary shares of a par value of US$0.001 each (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”) to US$15,005,000 divided into 15,000,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each by the creation of 14,955,000,000 class A ordinary shares of a par value of US$0.001 each (the “Share Capital Increase”). The purpose of this proposal is to provide sufficient authorized Class A Ordinary Shares for the Acquisition and related issuances and to give the Company additional flexibility for future corporate purposes.

Proposal No. 2 — Change of Voting Rights of Class B Ordinary Shares. By a special resolution, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, respectively, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”). Following the effectiveness of the Change of Voting Rights, each Class A Ordinary Share will continue to be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to eight hundred (800) votes on all matters subject to the vote at general meetings of the Company.

Proposal No. 3 — Adoption of Third Amended and Restated Memorandum and Articles of Association. By a special resolution, subject to (i) approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and by the holders of Class B Ordinary Shares at the Class B Meeting, respectively, and (ii) approval of the Share Capital Increase and the Change of Voting Rights at the EGM, to adopt the Company’s third amended and restated memorandum and articles of association, substantially in the form attached as Annex A to this Notice (the “Restated M&A”) in substitution for and to the exclusion of the Company’s second amended and restated memorandum and articles of association adopted by a special resolution passed on 30 January 2026 and effective on 30 January 2026 to reflect the Share Capital Increase, the Change of Voting Rights and other housekeeping amendments, and to authorize any director or proper officers or registered office provider to do all other acts and things as they consider necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Proposal No. 4 — Repurchase of Class A Ordinary Shares Held by Jolly Harmony.

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

By an ordinary resolution, to approve that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.

Because Jolly Harmony is affiliated with WANG Erqi, the Repurchase is a related-party transaction that was reviewed and approved by the Audit Committee of the Board.

Proposal No. 5 — Issuance of Class B Ordinary Shares to Jolly Harmony.

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

By an ordinary resolution, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

Because Jolly Harmony is affiliated with WANG Erqi, the Share Issuance is a related-party transaction that was reviewed and approved by the Audit Committee of the Board.

Proposal No. 6 — Acquisition and Related Share Issuance.

By an ordinary resolution, including for purposes of Nasdaq Listing Rule 5635(d) and, to the extent applicable, Nasdaq Listing Rule 5635(a), to approve that (i) the acquisition by the Company and Erhua Medical Technology (Changzhou) Co., Ltd. (“WFOE”) of contractual control over, and substantially all economic benefits of, Beijing Tongsheng Technology Co., Ltd. (“Tongsheng”) through the VIE Agreements, together with the issuance of 64,186,456 Class A Ordinary Shares as consideration therefor at an issue price of US$1.641 per Consideration Share and the other transactions contemplated by the VIE Control Acquisition and Share Issuance Agreement, dated as of June 29, 2026 (the “Acquisition Agreement”), and the related VIE transaction documents (the “Acquisition”), be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) any director or proper officer of the Company be authorized to negotiate, finalize, execute and deliver the Acquisition Agreement and the VIE transaction documents, with such amendments, modifications or supplements as such director or proper officer may approve, provided that such amendments, modifications or supplements do not materially alter the transactions contemplated thereby, and to take such actions as may be necessary or desirable in connection therewith; (iii) subject to the satisfaction of applicable legal, regulatory, Nasdaq and transaction requirements, the issuance of 64,186,456 Class A Ordinary Shares in connection with the Acquisition be and hereby is approved; and (iv) the 64,186,456 Class A Ordinary Shares be allotted and issued pursuant to the Acquisition Agreement and the VIE transaction documents, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance of Class A Ordinary Shares in connection with the Acquisition, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

By an ordinary resolution, to approve that (i) the engagement of Goldeenridge Ventures Ltd. as financial advisor to the Company, the form, terms and provisions of the Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd. (the “Advisory Agreement”), and the entry into, execution, delivery and performance by the Company of the Advisory Agreement be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) subject to consummation of the Acquisition, the terms and conditions of the Advisory Agreement, receipt by the Company of any required acknowledgments, representation letters or other documents from Goldeenridge Ventures Ltd. and/or any person or entity designated in writing by Goldeenridge Ventures Ltd. pursuant to the Advisory Agreement, and satisfaction of all applicable legal, regulatory, Nasdaq and transfer agent requirements, the issuance and allotment by the Company of Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or such designee(s), in such number and on such terms as contemplated by the Advisory Agreement, as compensation for services rendered in connection with the Acquisition, be and hereby is specifically approved; and (iii) the Class A Ordinary Shares issuable pursuant to the Advisory Agreement shall be issued in such number and to such recipient(s) as determined in accordance with the Advisory Agreement and any written designation, acknowledgment or representation letter delivered thereunder, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance and allotment, including updating the register of members and/or shareholder list of the Company, issuing share certificate(s) in respect thereof upon request, and causing any applicable restrictive legends or book-entry notations required under the Securities Act or applicable securities laws to be placed on such shares.

Proposal No. 7 — Adjournment Proposal. By an ordinary resolution, to approve the adjournment of the EGM to a later date or dates or sine die, if necessary or appropriate, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

Only holders of record of the Class A Ordinary Shares, at the close of business on June 26, 2026, Eastern Time (the “Record Date”), are entitled to receive notice of, attend and vote at the Class A Meeting and any adjournment or postponement thereof.

Only holders of record of the Class B Ordinary Shares, at the close of business on the Record Date, are entitled to receive notice of, attend and vote at the Class B Meeting and any adjournment or postponement thereof.

Only holders of record of the Class A Ordinary Shares and Class B Ordinary Shares, at the close of business on the Record Date, are entitled to receive notice of, attend and vote at the EGM and any adjournment or postponement thereof.

Under the Company’s currently effective memorandum and articles of association, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company.

Your vote is important, regardless of the number of Ordinary Shares you own. Whether or not you plan to attend the Meetings in person, we strongly encourage you to complete, date, sign and return the enclosed proxy card or otherwise submit your voting instructions in accordance with the instructions provided with the proxy materials.

This Notice and the accompanying proxy card are first being mailed or otherwise made available to shareholders on or about June 29, 2026.

By Order of the Board,
/s/ Erqi Wang
Erqi Wang
Chairman of the Board and Chief Executive Officer
June 29, 2026

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

Important Notice Regarding Availability of Proxy Materials

The notice of the Class A Meeting, the Class B Meeting, and the EGM (together, the “Meetings”) and the proxy cards are available at www.sec.gov.

QUESTIONS AND ANSWERS ABOUT THIS NOTICE

Why am I receiving this Notice?

You are receiving this Notice because you were a shareholder of record of the Company as of the Record Date or beneficially owned Ordinary Shares through a broker, bank or other nominee as of the Record Date. This Notice describes the proposals on which the Board is asking shareholders to vote at the Meetings.

When and where will the Meetings be held?

The Class A Meeting will be held at 9:00 p.m. Beijing Time on July 20, 2026 (9:00 a.m. Eastern Time on July 20, 2026), at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.

The Class B Meeting will be held immediately following the Class A Meeting, at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.

The EGM will be held immediately following the Class B Meeting, at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China.

Who can vote at the Meetings?

Holders of record of the Class A Ordinary Shares at the close of business on June 26, 2026, Eastern Time, are entitled to receive notice of, attend and vote at the Class A Meeting. Beneficial owners should follow the voting instructions provided by their broker, bank or other nominee.

Holders of record of the Class B Ordinary Shares at the close of business on June 26, 2026, Eastern Time, are entitled to receive notice of, attend and vote at the Class B Meeting. Beneficial owners should follow the voting instructions provided by their broker, bank or other nominee.

Holders of record of the Class A Ordinary Shares and Class B Ordinary Shares at the close of business on June 26, 2026, Eastern Time, are entitled to receive notice of, attend and vote at the EGM. Beneficial owners should follow the voting instructions provided by their broker, bank or other nominee.

How does the Board recommend that I vote?

The Board unanimously recommends that shareholders vote “FOR” each proposal.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name on the Company’s register of members, you are a shareholder of record and may vote directly at the Meetings or by proxy. If your shares are held through a broker, bank or other nominee, you are a beneficial owner of shares held in street name and should follow the voting instructions provided by your broker, bank or other nominee.

How do I vote?

Shareholders of record may vote in person at the Meetings or by submitting a proxy in accordance with the instructions on the proxy card. You may submit your proxy online, by email, by fax or by mail if those methods are made available by the Company’s transfer agent or proxy agent. Beneficial owners should follow the instructions provided by their broker, bank or other nominee.

May I change my vote after returning my proxy?

Yes. A shareholder of record may revoke a proxy at any time before it is voted by delivering a later-dated proxy, by delivering a written notice of revocation to the proxy agent or by attending the Meetings and voting in person. Beneficial owners should follow the instructions of their broker, bank or other nominee.

What happens if I return a signed proxy card but do not indicate how to vote?

Signed and dated proxies received without voting instructions will be voted “FOR” each proposal presented at the Meetings.

Will my shares be voted if I do not submit voting instructions?

If you are a shareholder of record and do not submit a proxy or vote in person at the Meetings, your shares will not be voted. If your shares are held in street name, your broker, bank or other nominee may vote your shares only to the extent permitted by applicable rules and the instructions you provide.

Where can I find the voting results?

The Company expects to report the voting results in a report on Form 6-K furnished to the U.S. Securities and Exchange Commission.

Who can answer questions about the Meetings?

You may contact the Company at ir@zhjmedical.com with questions about the proposals described in this Notice or how to submit your vote.

THE MEETINGS

General

The Board is furnishing this Notice and the accompanying proxy card to shareholders in connection with the solicitation of proxies for use at the Meetings and any adjournment or postponement thereof.

Record Date and Voting Power

The Board fixed the close of business on June 26, 2026, Eastern Time, as the record date for determining shareholders entitled to receive notice of, attend and vote at the Meetings and any adjournment or postponement thereof. The number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of the Record Date will be set forth in the Company’s final proxy materials and proxy card.

Under the Company’s currently effective memorandum and articles of association, each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of the Company. Following the effectiveness of the Change of Voting Rights, each Class A Ordinary Share will continue to be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to eight hundred (800) votes on all matters subject to the vote at general meetings of the Company.

Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting.

One or more shareholders holding or representing by proxy at least one-third in nominal or par value amount of the issued Class A Ordinary Shares, shall be a quorum for the Class A Meeting.

One or more shareholders holding or representing by proxy at least one-third in nominal or par value amount of the issued Class B Ordinary Shares, shall be a quorum for the Class B Meeting.

One or more shareholders who together hold shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for the EGM.

At the Class A Meeting:

Proposal No. 1 requires approval by special resolution, being the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at the Class A Meeting. Proposal No. 2 and Proposal No. 3 require approval by ordinary resolution, being the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at the Class A Meeting.

At the Class B Meeting:

Proposal No. 1 requires approval by special resolution, being the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at the Class B Meeting. Proposal No. 2 and Proposal No. 3 require approval by ordinary resolution, being the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at the Class B Meeting.

At the EGM:

Proposal No. 2 and Proposal No. 3 require approval by special resolution, being the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at the EGM. Proposal No. 1, Proposal No. 4, Proposal No. 5, Proposal No. 6 and Proposal No. 7 require approval by ordinary resolution, being the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives at the EGM.

Proposal No. 2 is also subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting. Proposal No. 4 and Proposal No. 5 will also be submitted to the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, as contemplated by the Board resolutions and to the extent required or advisable under the Company’s currently effective memorandum and articles of association and Cayman Islands law.

Abstentions and broker non-votes, if any, will be counted for purposes of determining whether a quorum is present, but will not be counted as votes cast on a proposal.

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted by sending a written notice of revocation, by submitting a later-dated proxy relating to the same shares, or by attending the Meetings and voting in person. If your shares are held through a broker, bank or other nominee, you should follow the instructions provided by that broker, bank or nominee.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this Notice and the accompanying proxy card, and the cost of soliciting proxies relating to the Meetings, will be borne by the Company. The Company may solicit proxies by mail, email, telephone, facsimile, electronic transmission or in person through its directors, officers, employees, agents or a proxy solicitation firm.

No Appraisal Rights

Neither Cayman Islands law nor the Company’s currently effective memorandum and articles of association provides for appraisal or similar dissenters’ rights in connection with the proposals to be voted upon at the Meetings.

The proposals for the Class A Meeting are as follows:

PROPOSAL NO. 1

CHANGE OF VOTING RIGHTS OF CLASS B ORDINARY SHARES

It is proposed that the following special resolution be passed by the holder of Class A Ordinary Shares:

“RESOLVED, as a special resolution of the holders of the Class A Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).”

Background

The Board has approved, subject to the requisite shareholder and class approvals, a proposal to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company. The voting rights attached to the Class A Ordinary Shares will remain unchanged at one (1) vote per share.

The Board believes that the proposed voting structure will support the Company’s long-term strategic objectives by maintaining a stable governance structure while the Company pursues strategic acquisitions and other corporate initiatives, including the Acquisition described in Proposal No. 6 of the EGM.

Required Class Approvals

The Board has determined that the Change of Voting Rights constitutes a variation of class rights under Article 13 of the Company’s currently effective memorandum and articles of association. Accordingly, in addition to approval by special resolutions of the holders of Class A Ordinary Shares, the proposal is subject to approval by special resolutions of the holders of Class B Ordinary Shares at the Class B Meeting and by special resolution of shareholders voting together at the EGM.

Effect of Approval

Following the effectiveness of the Change of Voting Rights, each Class A Ordinary Share will continue to be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to eight hundred (800) votes on all matters subject to the vote at general meetings of the Company. The proposal will not alter the economic rights of either class of Ordinary Shares, including rights to dividends or distributions, except to the extent those rights are determined by reference to voting power under applicable law or the Company’s memorandum and articles of association.

Vote Required

Proposal No. 1 requires approval by special resolution of shareholders voting together at the EGM and approval by separate special resolutions of the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1.

PROPOSAL NO. 2

REPURCHASE OF CLASS A ORDINARY SHARES HELD BY JOLLY HARMONY

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution of the holders of the Class A Ordinary Shares, that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.”

Background

The Board has approved, subject to the requisite shareholder approvals and satisfaction of applicable legal and regulatory requirements, the proposed repurchase by the Company of 3,769,057 Class A Ordinary Shares held by Jolly Harmony (the “Repurchase”). Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder. Accordingly, the Repurchase constitutes a related-party transaction under the Company’s corporate governance requirements and Article 112 of the Company’s currently effective memorandum and articles of association.

The Company’s audit committee reviewed the terms, purpose, structure and anticipated effects of the Repurchase and, because Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder, confirmed that the Repurchase constitutes a related-party transaction for purposes of Article 112 of the Company’s currently effective memorandum and articles of association and the Company’s corporate governance requirements. The audit committee approved the Repurchase as a related-party transaction and recommended that the Board approve the Repurchase and submit it to shareholders for approval. After considering the audit committee’s approval and recommendation, the Board determined that the Repurchase is in the best interests of the Company and for its commercial benefit.

The purchase price for the Repurchase is expected to be paid out of the profits of the Company. Each director has confirmed that he or she was not aware of any subsequent losses by the Company as of the date of the Board resolutions that would affect the amount of profits available for the Repurchase.

Effect of Approval

If approved and completed, the 3,769,057 Class A Ordinary Shares repurchased from Jolly Harmony will be treated as cancelled. The Repurchase is a separate corporate action from the proposed issuance of Class B Ordinary Shares described in Proposal No. 3.

Vote Required

Proposal No. 2 requires approval by ordinary resolution at the Class A Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2.

PROPOSAL NO. 3

ISSUANCE OF CLASS B ORDINARY SHARES TO JOLLY HARMONY

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution of the holders of the Class A Ordinary Shares, that, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.”

Background

The Board has approved, subject to the requisite shareholder approvals, receipt by the Company of the subscription price in full and satisfaction of applicable legal and regulatory requirements, the issuance of 3,769,057 Class B Ordinary Shares to Jolly Harmony (the “Share Issuance”). The Share Issuance is expected to be completed after the Repurchase described in Proposal No. 2.

Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder. Accordingly, the Share Issuance constitutes a related-party transaction for purposes of Article 112 of the Company’s currently effective memorandum and articles of association and the Company’s corporate governance requirements. The Company’s audit committee reviewed the terms, purpose, structure and anticipated effects of the Share Issuance, approved the Share Issuance as a related-party transaction and recommended that the Board approve the Share Issuance and submit it to shareholders for approval. After considering the audit committee’s approval and recommendation, the Board determined that the Share Issuance is in the best interests of the Company and for its commercial benefit.

Effect of Approval

If approved and completed, the Company will issue 3,769,057 Class B Ordinary Shares to Jolly Harmony. The Share Issuance is a separate corporate action from the Repurchase described in Proposal No. 2.

Vote Required

Proposal No. 3 requires approval by ordinary resolution at the Class A Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3.

The proposals for the Class B Meeting are as follows:

PROPOSAL NO. 1

CHANGE OF VOTING RIGHTS OF CLASS B ORDINARY SHARES

It is proposed that the following special resolution be passed by the holder of Class B Ordinary Shares:

“RESOLVED, as a special resolution of the holders of the Class B Ordinary Shares, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).”

Background

The Board has approved, subject to the requisite shareholder and class approvals, a proposal to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company. The voting rights attached to the Class A Ordinary Shares will remain unchanged at one (1) vote per share.

The Board believes that the proposed voting structure will support the Company’s long-term strategic objectives by maintaining a stable governance structure while the Company pursues strategic acquisitions and other corporate initiatives, including the Acquisition described in Proposal No. 6 of the EGM.

Required Class Approvals

The Board has determined that the Change of Voting Rights constitutes a variation of class rights under Article 13 of the Company’s currently effective memorandum and articles of association. Accordingly, in addition to approval by special resolutions of the holders of Class B Ordinary Shares, the proposal is subject to approval by special resolutions of the holders of Class A Ordinary Shares at the Class A Meeting and by special resolution of shareholders voting together at the EGM.

Effect of Approval

Following the effectiveness of the Change of Voting Rights, each Class A Ordinary Share will continue to be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to eight hundred (800) votes on all matters subject to the vote at general meetings of the Company. The proposal will not alter the economic rights of either class of Ordinary Shares, including rights to dividends or distributions, except to the extent those rights are determined by reference to voting power under applicable law or the Company’s memorandum and articles of association.

Vote Required

Proposal No. 1 requires approval by special resolution of shareholders voting together at the EGM and approval by separate special resolutions of the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1.

PROPOSAL NO. 2

REPURCHASE OF CLASS A ORDINARY SHARES HELD BY JOLLY HARMONY

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution of the holders of the Class B Ordinary Shares, that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.”

Background

The Board has approved, subject to the requisite shareholder approvals and satisfaction of applicable legal and regulatory requirements, the proposed repurchase by the Company of 3,769,057 Class A Ordinary Shares held by Jolly Harmony (the “Repurchase”). Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder. Accordingly, the Repurchase constitutes a related-party transaction under the Company’s corporate governance requirements and Article 112 of the Company’s currently effective memorandum and articles of association.

The Company’s audit committee reviewed the terms, purpose, structure and anticipated effects of the Repurchase and, because Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder, confirmed that the Repurchase constitutes a related-party transaction for purposes of Article 112 of the Company’s currently effective memorandum and articles of association and the Company’s corporate governance requirements. The audit committee approved the Repurchase as a related-party transaction and recommended that the Board approve the Repurchase and submit it to shareholders for approval. After considering the audit committee’s approval and recommendation, the Board determined that the Repurchase is in the best interests of the Company and for its commercial benefit.

The purchase price for the Repurchase is expected to be paid out of the profits of the Company. Each director has confirmed that he or she was not aware of any subsequent losses by the Company as of the date of the Board resolutions that would affect the amount of profits available for the Repurchase.

Effect of Approval

If approved and completed, the 3,769,057 Class A Ordinary Shares repurchased from Jolly Harmony will be treated as cancelled. The Repurchase is a separate corporate action from the proposed issuance of Class B Ordinary Shares described in Proposal No. 3.

Vote Required

Proposal No. 2 requires approval by ordinary resolution at the Class B Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2.

PROPOSAL NO. 3

ISSUANCE OF CLASS B ORDINARY SHARES TO JOLLY HARMONY

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution of the holders of the Class B Ordinary Shares, that, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.”

Background

The Board has approved, subject to the requisite shareholder approvals, receipt by the Company of the subscription price in full and satisfaction of applicable legal and regulatory requirements, the issuance of 3,769,057 Class B Ordinary Shares to Jolly Harmony (the “Share Issuance”). The Share Issuance is expected to be completed after the Repurchase described in Proposal No. 2.

Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder. Accordingly, the Share Issuance constitutes a related-party transaction for purposes of Article 112 of the Company’s currently effective memorandum and articles of association and the Company’s corporate governance requirements. The Company’s audit committee reviewed the terms, purpose, structure and anticipated effects of the Share Issuance, approved the Share Issuance as a related-party transaction and recommended that the Board approve the Share Issuance and submit it to shareholders for approval. After considering the audit committee’s approval and recommendation, the Board determined that the Share Issuance is in the best interests of the Company and for its commercial benefit.

Effect of Approval

If approved and completed, the Company will issue 3,769,057 Class B Ordinary Shares to Jolly Harmony. The Share Issuance is a separate corporate action from the Repurchase described in Proposal No. 2.

Vote Required

Proposal No. 3 requires approval by ordinary resolution at the Class B Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3.

The proposals for the EGM are as follows:

PROPOSAL NO. 1

SHARE CAPITAL INCREASE

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution, that the Company’s authorized share capital be increased from US$50,000 divided into 45,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each to US$15,005,000 divided into 15,000,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each by the creation of 14,955,000,000 class A ordinary shares of a par value of US$0.001 each (the “Share Capital Increase”).”

Background and Reasons for the Proposal

The Board believes that the Share Capital Increase is advisable and in the best interests of the Company and its shareholders. The increase will provide the Company with additional flexibility to issue Class A Ordinary Shares in connection with strategic transactions, acquisitions, financing transactions, compensation arrangements and other corporate purposes, including the Acquisition and related share issuances described in Proposal No. 6.

Effect of Approval

Approval of this proposal will increase only the number of authorized Class A Ordinary Shares available for issuance. Approval of this proposal will not, by itself, result in the issuance of any additional Class A Ordinary Shares. Any future issuance of Class A Ordinary Shares will remain subject to applicable law, Nasdaq rules, the Company’s then effective memorandum and articles of association and any required corporate approvals.

Vote Required

Proposal No. 1 requires approval by ordinary resolution.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1.

PROPOSAL NO. 2

CHANGE OF VOTING RIGHTS OF CLASS B ORDINARY SHARES

It is proposed that the following special resolution be passed, subject to the required approvals of the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares:

“RESOLVED, as a special resolution, that, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, respectively, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”).”

Background

The Board has approved, subject to the requisite shareholder and class approvals, a proposal to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company. The voting rights attached to the Class A Ordinary Shares will remain unchanged at one (1) vote per share.

The Board believes that the proposed voting structure will support the Company’s long-term strategic objectives by maintaining a stable governance structure while the Company pursues strategic acquisitions and other corporate initiatives, including the Acquisition described in Proposal No. 6.

Required Class Approvals

The Board has determined that the Change of Voting Rights constitutes a variation of class rights under Article 13 of the Company’s currently effective memorandum and articles of association. Accordingly, in addition to approval by shareholders voting together at the EGM, the proposal is subject to approval by separate special resolutions of the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting.

Effect of Approval

Following the effectiveness of the Change of Voting Rights, each Class A Ordinary Share will continue to be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to eight hundred (800) votes on all matters subject to the vote at general meetings of the Company. The proposal will not alter the economic rights of either class of Ordinary Shares, including rights to dividends or distributions, except to the extent those rights are determined by reference to voting power under applicable law or the Company’s memorandum and articles of association.

Vote Required

Proposal No. 2 requires approval by special resolution of shareholders voting together at the EGM and approval by separate special resolutions of the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2.

PROPOSAL NO. 3

ADOPTION OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

It is proposed that the following special resolution be passed:

“RESOLVED, as a special resolution, that, subject to (i) approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and by the holders of Class B Ordinary Shares at the Class B Meeting, respectively, and (ii) approval of the Share Capital Increase and the Change of Voting Rights at the EGM, to adopt the Company’s third amended and restated memorandum and articles of association, substantially in the form attached as Annex A to this Notice (the “Restated M&A”) in substitution for and to the exclusion of the Company’s second amended and restated memorandum and articles of association adopted by a special resolution passed on 30 January 2026 and effective on 30 January 2026 to reflect the Share Capital Increase, the Change of Voting Rights and other housekeeping amendments, and to authorize any director or proper officers or registered office provider to do all other acts and things as they consider necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.”

Background and Effect of Approval

The proposed Restated M&A is intended to reflect the Share Capital Increase, the Change of Voting Rights and related administrative and housekeeping amendments. A copy of the proposed document is expected to be attached to this Notice as Annex A. Shareholders are encouraged to read the proposed Restated M&A carefully in its entirety before voting on this proposal.

The Restated M&A will become effective only upon satisfaction of the conditions to its adoption, including approval of Proposal No. 1 and Proposal No. 2 at the EGM and the required approvals of the holders of Class A Ordinary Shares and holders of Class B Ordinary Shares with respect to the Change of Voting Rights.

Vote Required

Proposal No. 3 requires approval by special resolution.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3.

PROPOSAL NO. 4

REPURCHASE OF CLASS A ORDINARY SHARES HELD BY JOLLY HARMONY

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the currently effective memorandum and articles of association of the Company and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution, that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.”

Background

The Board has approved, subject to the requisite shareholder approvals and satisfaction of applicable legal and regulatory requirements, the proposed repurchase by the Company of 3,769,057 Class A Ordinary Shares held by Jolly Harmony (the “Repurchase”). Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder. Accordingly, the Repurchase constitutes a related-party transaction under the Company’s corporate governance requirements and Article 112 of the Company’s currently effective memorandum and articles of association.

The Company’s audit committee reviewed the terms, purpose, structure and anticipated effects of the Repurchase and, because Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder, confirmed that the Repurchase constitutes a related-party transaction for purposes of Article 112 of the Company’s currently effective memorandum and articles of association and the Company’s corporate governance requirements. The audit committee approved the Repurchase as a related-party transaction and recommended that the Board approve the Repurchase and submit it to shareholders for approval. After considering the audit committee’s approval and recommendation, the Board determined that the Repurchase is in the best interests of the Company and for its commercial benefit.

The purchase price for the Repurchase is expected to be paid out of the profits of the Company. Each director has confirmed that he or she was not aware of any subsequent losses by the Company as of the date of the Board resolutions that would affect the amount of profits available for the Repurchase.

Effect of Approval

If approved and completed, the 3,769,057 Class A Ordinary Shares repurchased from Jolly Harmony will be treated as cancelled. The Repurchase is a separate corporate action from the proposed issuance of Class B Ordinary Shares described in Proposal No. 5.

Vote Required

Proposal No. 4 requires approval by ordinary resolution at the EGM and will also be submitted for approval by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, as contemplated by the Board resolutions and to the extent required or advisable under the Company’s currently effective memorandum and articles of association and Cayman Islands law.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 4.

PROPOSAL NO. 5

ISSUANCE OF CLASS B ORDINARY SHARES TO JOLLY HARMONY

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares (the “Share Issuance”).

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution, that, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.”

Background

The Board has approved, subject to the requisite shareholder approvals, receipt by the Company of the subscription price in full and satisfaction of applicable legal and regulatory requirements, the issuance of 3,769,057 Class B Ordinary Shares to Jolly Harmony (the “Share Issuance”). The Share Issuance is expected to be completed after the Repurchase described in Proposal No. 4.

Jolly Harmony is wholly owned by WANG Erqi, the Company’s Chairman of the Board, Chief Executive Officer and controlling shareholder. Accordingly, the Share Issuance constitutes a related-party transaction for purposes of Article 112 of the Company’s currently effective memorandum and articles of association and the Company’s corporate governance requirements. The Company’s audit committee reviewed the terms, purpose, structure and anticipated effects of the Share Issuance, approved the Share Issuance as a related-party transaction and recommended that the Board approve the Share Issuance and submit it to shareholders for approval. After considering the audit committee’s approval and recommendation, the Board determined that the Share Issuance is in the best interests of the Company and for its commercial benefit.

Effect of Approval

If approved and completed, the Company will issue 3,769,057 Class B Ordinary Shares to Jolly Harmony. The Share Issuance is a separate corporate action from the Repurchase described in Proposal No. 4.

Vote Required

Proposal No. 5 requires approval by ordinary resolution at the EGM and will also be submitted for approval by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, as contemplated by the Board resolutions and to the extent required or advisable under the Company’s currently effective memorandum and articles of association and Cayman Islands law.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 5.

PROPOSAL NO. 6

ACQUISITION AND RELATED SHARE ISSUANCE

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution, including for purposes of Nasdaq Listing Rule 5635(d) and, to the extent applicable, Nasdaq Listing Rule 5635(a), that (i) the acquisition by the Company and Erhua Medical Technology (Changzhou) Co., Ltd. (“WFOE”) of contractual control over, and substantially all economic benefits of, Beijing Tongsheng Technology Co., Ltd. (“Tongsheng”) through the VIE Agreements, together with the issuance of 64,186,456 Class A Ordinary Shares as consideration therefor at an issue price of US$1.641 per Consideration Share and the other transactions contemplated by the VIE Control Acquisition and Share Issuance Agreement, dated as of June 29, 2026 (the “Acquisition Agreement”), and the related VIE transaction documents (the “Acquisition”), be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) any director or proper officer of the Company be authorized to negotiate, finalize, execute and deliver the Acquisition Agreement and the VIE transaction documents, with such amendments, modifications or supplements as such director or proper officer may approve, provided that such amendments, modifications or supplements do not materially alter the transactions contemplated thereby, and to take such actions as may be necessary or desirable in connection therewith; (iii) subject to the satisfaction of applicable legal, regulatory, Nasdaq and transaction requirements, the issuance of 64,186,456 Class A Ordinary Shares in connection with the Acquisition be and hereby is approved; and (iv) the 64,186,456 Class A Ordinary Shares be allotted and issued pursuant to the Acquisition Agreement and the VIE transaction documents, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance of Class A Ordinary Shares in connection with the Acquisition, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.”

“RESOLVED FURTHER, as an ordinary resolution, that (i) the engagement of Goldeenridge Ventures Ltd. as financial advisor to the Company, the form, terms and provisions of the Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd. (the “Advisory Agreement”), and the entry into, execution, delivery and performance by the Company of the Advisory Agreement be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) subject to consummation of the Acquisition, the terms and conditions of the Advisory Agreement, receipt by the Company of any required acknowledgments, representation letters or other documents from Goldeenridge Ventures Ltd. and/or any person or entity designated in writing by Goldeenridge Ventures Ltd. pursuant to the Advisory Agreement, and satisfaction of all applicable legal, regulatory, Nasdaq and transfer agent requirements, the issuance and allotment by the Company of Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or such designee(s), in such number and on such terms as contemplated by the Advisory Agreement, as compensation for services rendered in connection with the Acquisition, be and hereby is specifically approved; and (iii) the Class A Ordinary Shares issuable pursuant to the Advisory Agreement shall be issued in such number and to such recipient(s) as determined in accordance with the Advisory Agreement and any written designation, acknowledgment or representation letter delivered thereunder, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance and allotment, including updating the register of members and/or shareholder list of the Company, issuing share certificate(s) in respect thereof upon request, and causing any applicable restrictive legends or book-entry notations required under the Securities Act or applicable securities laws to be placed on such shares.”

Background

On June 29, 2026, the Company, Erhua Medical Technology (Changzhou) Co., Ltd. (the “WFOE”), Beijing Tongsheng Technology Co., Ltd. (“Tongsheng”), Chang Gil Lee (the “Seller”) and certain share recipients designated by the Seller entered into the VIE Control Acquisition and Share Issuance Agreement (the “Acquisition Agreement”). A copy of the Acquisition Agreement is attached to this Notice as Annex B. Shareholders are encouraged to read the Acquisition Agreement carefully in its entirety because it contains the complete terms and conditions of the proposed transaction.

Under the Acquisition Agreement, the Company will not acquire legal title to the equity interests of Tongsheng at Closing. Instead, following the Closing, the WFOE will obtain contractual control over Tongsheng and the right to receive substantially all of Tongsheng’s economic benefits through a series of contractual arrangements commonly referred to as a variable interest entity, or VIE, structure. These contractual arrangements include an exclusive consulting and management services agreement, an equity pledge agreement, an exclusive option agreement, an irrevocable power of attorney or proxy agreement and related ancillary agreements (collectively, the “VIE Agreements”).

Overview of Tongsheng

Tongsheng is a PRC company whose principal project is the development and operation of a forest-understory ginseng cultivation project and related forestry asset operations in Jiahechang Village, Baiqizhai Township, Tieling County, Liaoning Province, the PRC. Based on information provided to the Company, Tongsheng’s principal assets consist of forestry land operation rights or related forestland interests, in-forest ginseng cultivation assets and related standing timber and forestry assets.

According to information provided by Tongsheng, the project covers approximately 939.91 mu of forestland. The project is based on simulated wild-growing cultivation of ginseng under forest canopies. Tongsheng has represented that the ginseng planting period exceeds 18 years, that the ginseng variety is Changbo Lu, and that the current average survival density is approximately 2,550 plants per mu based on recent field census and sampling information provided by Tongsheng.

Tongsheng’s project materials describe a differentiated cultivation and management model. The planting area is expected to be divided, based on slope orientation, forest canopy density and soil conditions, into premium maintenance areas, selected cultivation areas and standardized planting areas, with the objective of improving the proportion and quality of higher-grade ginseng. In addition to in-forest ginseng, Tongsheng’s forestry assets include standing trees such as oak, birch, ash, amur cork tree, linden, walnut and elm trees.

Target Market and Business Opportunity

Tongsheng’s business plan is focused on the potential commercialization of ginseng and related products for traditional nourishment, traditional Chinese medicine, health products, functional food and beverage, bioproduct and cosmetics markets. The project materials provided to the Company state that ginseng is used in traditional tonics, Chinese medicinal products, health products, functional foods and beverages, cosmetics and bioproducts, and that the market for higher-quality and diversified ginseng products has continued to develop with increased consumer demand for health and wellness products.

The project materials also describe the development of forest-understory cultivation as a potential means of combining forestry resource utilization, ecological agriculture and medicinal plant cultivation. Tongsheng believes that its forest-understory cultivation model may allow it to use forestland resources while supporting ecological agriculture, rural development and the production of higher-value agricultural and health-related products.

Preliminary Appraisal and Project Materials

The Board reviewed certain project materials and a preliminary appraisal report relating to Tongsheng’s forestry assets and in-forest ginseng assets. The preliminary appraisal report states that the appraisal object was the investment value of the forestry assets and in-forest ginseng owned by Tongsheng and located in Jiahechang Village, Baiqizhai Township, Tieling County, and that the appraisal used the income approach with an appraisal benchmark date of June 3, 2026.

The preliminary appraisal report indicated a preliminary investment value of approximately RMB 730,125,341.00 for the relevant forestry assets and in-forest ginseng assets, with the in-forest ginseng comprising the largest component of the indicated value. The report and related materials are based on assumptions, limitations and information provided by the commissioning party and the asset holder, and the appraisal conclusion is not a guarantee of realizable value, future revenue, market price, biological condition or future performance of the assets. Shareholders should not place undue reliance on any preliminary valuation or operating revenue estimate.

Purpose and Reasons for the Acquisition

The Board believes that the Acquisition represents an opportunity for the Company to diversify and expand its business beyond its existing medical device operations and to establish a new growth platform in the broader health, wellness and agricultural products sectors. Through the Acquisition, the Company expects to obtain contractual control over Tongsheng and its forest-understory ginseng cultivation project and related forestry assets, which the Board believes may provide the Company with access to a differentiated asset base in a sector that is complementary to the Company’s long-term strategy of participating in health-related markets.

Tongsheng’s principal project is based on the cultivation of ginseng under forest canopies using a simulated wild-growing model. The Board believes that forest-understory ginseng cultivation may benefit from consumer interest in natural health products and from potential downstream applications of ginseng in traditional nourishment products, traditional Chinese medicine, health supplements, functional foods and beverages, bioproducts, cosmetics and other wellness-related product categories. By obtaining contractual control over Tongsheng, the Company intends to evaluate opportunities to develop, manage and commercialize Tongsheng’s ginseng cultivation assets and related forestry resources, either directly or through future strategic partnerships, sales channels, processing arrangements or other commercial initiatives.

The Board also considered that the Acquisition may allow the Company to broaden its revenue base over time and reduce its reliance on a single business line. The Company’s existing business is focused primarily on medical rehabilitation products and related medical device operations. The Board believes that the Target’s ginseng cultivation project may provide the Company with an opportunity to enter a health-oriented agricultural products market that may be capable of generating long-term value if the assets are successfully developed, harvested, marketed and commercialized. The Board views the Target’s assets as potentially aligned with broader consumer trends toward health, wellness, nutrition and natural products.

In evaluating the Acquisition, the Board considered, among other factors, the scale and nature of Tongsheng’s reported forestland and ginseng cultivation assets, the information provided by Tongsheng regarding the planting area, planting quantity, planting age and survival density of the ginseng assets, the preliminary appraisal materials made available to the Company, the potential commercial applications of ginseng and related products, the proposed transaction consideration, the expected dilution to existing shareholders, the VIE structure through which the Company would obtain contractual control rather than direct equity ownership, the absence of governance rights to be granted to the Seller or the Share Recipients, and the applicable Nasdaq shareholder approval requirements.

The Board also believes that the VIE structure may enable the Company, through WFOE, to obtain contractual control, economic benefit rights, pledge rights, voting proxy rights and exclusive option rights with respect to Tongsheng without the Company acquiring legal title to Tongsheng’s equity interests at Closing. The Board considered this structure in light of the Company’s existing PRC operating structure and determined that it may provide a contractual framework for the Company to pursue the potential commercial benefits of Tongsheng’s project, subject to the risks and limitations described in this Notice and in the Acquisition Agreement.

The Board believes that the Acquisition may, if successfully consummated and implemented, enhance the Company’s ability to pursue strategic growth opportunities, expand its asset portfolio and potentially create long-term value for shareholders. However, the Board also considered that the Acquisition involves significant risks and uncertainties, including risks relating to the VIE structure, the Company’s ability to manage and commercialize the Target’s assets, agricultural production risks, market price volatility for ginseng and related products, regulatory and permitting matters, the reliability of information provided by the Target and other parties, the preliminary nature of certain appraisal materials, and the possibility that the expected benefits of the Acquisition may not be realized. Accordingly, the Board’s approval of the Acquisition should not be viewed as a guarantee that the Target’s assets will generate any particular level of revenue, profit, cash flow or valuation after Closing.

Consideration and Issuance of Class A Ordinary Shares

The aggregate transaction value under the Acquisition Agreement is US$105,329,974. As consideration for the Seller and Tongsheng entering into the VIE Agreements and consummating the transactions contemplated by the Acquisition Agreement, the Company will issue newly issued Class A Ordinary Shares (the “Consideration Shares”).

The issue price per Consideration Share is US$1.641, which represents the lowest volume-weighted average price of the Company’s Class A Ordinary Shares during the applicable measurement period under the Acquisition Agreement. Based on the aggregate transaction value of US$105,329,974 and the issue price of US$1.641 per Consideration Share, the Company will issue an aggregate of 64,186,456 Consideration Shares in connection with the Acquisition, subject to the terms and conditions of the Acquisition Agreement.

The Consideration Shares may be issued to the Seller and/or one or more persons designated by the Seller and approved by the Company in accordance with the Acquisition Agreement. Neither the Seller nor any share recipient will receive any Class B Ordinary Shares, enhanced voting rights, board representation or other governance rights solely as a result of the Acquisition.

In connection with the Acquisition and pursuant to the Advisory Agreement, the Company also expects to issue 6,418,646 Class A Ordinary Shares, representing 10% of the Consideration Shares, to Goldeenridge Ventures Ltd. and/or its designee(s) as compensation for financial advisory services rendered in connection with the Acquisition.

Beneficial Ownership and Voting Power Post-Acquisition

Assuming approval and effectiveness of Proposal No. 2 (Change of Voting Rights), completion of Proposal No. 4 (Repurchase), completion of Proposal No. 5 (Share Issuance), approval and consummation of Proposal No. 6 (Acquisition and Related Share Issuance), and the issuance of 6,418,646 Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or its designee(s) pursuant to the Advisory Agreement, and based on 6,827,383 Class A Ordinary Shares issued and outstanding before giving effect to those transactions, the Company expects that, immediately after the Repurchase, the Share Issuance, the issuance of the Consideration Shares and the issuance of such shares to Goldeenridge Ventures Ltd. and/or its designee(s), there would be 73,663,428 Class A Ordinary Shares and 4,769,057 Class B Ordinary Shares issued and outstanding, or 78,432,485 Ordinary Shares in the aggregate. This assumes no other issuances, repurchases, cancellations, conversions or transfers of Ordinary Shares.

On that basis, the Seller and/or the Share Recipients receiving the 64,186,456 Consideration Shares would beneficially own approximately 81.84% of the issued and outstanding Ordinary Shares of the Company, but, because the Consideration Shares are Class A Ordinary Shares entitled to one (1) vote per share and because the Class B Ordinary Shares would be entitled to eight hundred (800) votes per share if Proposal No. 2 is approved and becomes effective, the Seller and/or the Share Recipients would hold approximately 1.65% of the total voting power of the issued and outstanding Ordinary Shares of the Company immediately after giving effect to the Repurchase, the Share Issuance, the issuance of the Consideration Shares and the issuance of shares to Goldeenridge Ventures Ltd. and/or its designee(s) pursuant to the Advisory Agreement.

On the same basis, Goldeenridge Ventures Ltd. and/or its designee(s), if issued 6,418,646 Class A Ordinary Shares pursuant to the Advisory Agreement, would beneficially own approximately 8.18% of the issued and outstanding Ordinary Shares of the Company and would hold approximately 0.17% of the total voting power of the issued and outstanding Ordinary Shares of the Company immediately after giving effect to the Repurchase, the Share Issuance, the issuance of the Consideration Shares and the issuance of such shares to Goldeenridge Ventures Ltd. and/or its designee(s).

By comparison, assuming completion of the Repurchase and the Share Issuance, Jolly Harmony would hold 4,769,057 Class B Ordinary Shares and no Class A Ordinary Shares immediately after such transactions. If Proposal No. 2 is approved and becomes effective and each Class B Ordinary Share is entitled to eight hundred (800) votes per share, Jolly Harmony would beneficially own approximately 6.08% of the issued and outstanding Ordinary Shares of the Company, but would hold approximately 98.11% of the total voting power of the issued and outstanding Ordinary Shares of the Company, in each case immediately after giving effect to the Repurchase, the Share Issuance, the issuance of the Consideration Shares and the issuance of shares to Goldeenridge Ventures Ltd. and/or its designee(s) pursuant to the Advisory Agreement and based on the assumptions described above.

Change-of-Control Considerations; Non-Affiliation and Independent Investment Decision Provisions

The Company does not intend the Acquisition, the related issuance of the Consideration Shares or any shares issued to Goldeenridge Ventures Ltd. and/or its designee(s) pursuant to the Advisory Agreement to result in a change of control of the Company. In evaluating the Acquisition, the Board considered, among other matters, the expected post-transaction voting power described above, the fact that all Consideration Shares and any shares issued to Goldeenridge Ventures Ltd. and/or its designee(s) pursuant to the Advisory Agreement will be Class A Ordinary Shares carrying one (1) vote per share, and the fact that, assuming approval and effectiveness of Proposal No. 2 and completion of the Repurchase and the Share Issuance, Jolly Harmony is expected to continue to hold a substantial majority of the voting power of the Company through its Class B Ordinary Shares.

The Acquisition Agreement includes provisions intended to support this analysis and to address potential concerns that the Seller and the Share Recipients could be treated as a control group or as acting in concert with respect to the Company. In particular, the Acquisition Agreement provides that:

•        Non-affiliation. each of the Seller and each Share Recipient represents that such person is not an affiliate of, and does not control, is not controlled by, and is not under common control with, the Seller, any other Share Recipient or any other person, except as expressly disclosed in writing to the Company before execution of the Acquisition Agreement;

•        Independent investment decision. each of the Seller and each Share Recipient represents that such person made its own independent decision to enter into the transactions and to receive Consideration Shares based on its own review, investigation, judgment and consultation with its own legal, tax, financial and other advisers, and not based on any advice or recommendation of, or reliance on, any other Seller, Share Recipient, affiliate, representative, adviser or agent of any other Seller or Share Recipient;

•        No group or acting-in-concert arrangement. each of the Seller and each Share Recipient represents that such person has no agreement, arrangement or understanding, whether written or oral, with the Seller, any other Share Recipient or any other person to act together, as a group or in concert, with respect to the ownership, voting, transfer, disposition or resale of any Consideration Shares, except as expressly set forth in the Acquisition Agreement, the Share Recipient Questionnaire or as otherwise disclosed in writing to the Company before execution of the Acquisition Agreement; and

•        No governance rights. neither the Seller nor any Share Recipient will receive Class B Ordinary Shares, enhanced voting rights, board representation, management appointment rights, veto rights or other governance or control rights in the Company solely as a result of the Acquisition.

The Company believes that these provisions, together with the voting structure to be implemented if Proposal No. 2 is approved and the Repurchase and Share Issuance are completed, are relevant to the Company’s assessment that the Acquisition and related issuance of Consideration Shares should not be viewed as transferring voting control of the Company to the Seller or the Share Recipients. However, Nasdaq and other regulatory authorities may review the facts and circumstances of the transaction and could reach a different conclusion or request additional information, conditions or undertakings before permitting the Company to complete the issuance of the Consideration Shares.

Registration Rights

Subject to the terms of the Acquisition Agreement, the Company has agreed to use commercially reasonable efforts to file with the SEC, within sixty (60) days following the Closing, a resale registration statement covering the resale of the Consideration Shares issued in the Acquisition. The Company’s registration obligations are subject to the Seller and the share recipients providing the information reasonably required for such registration.

Nasdaq Shareholder Approval

The Company is seeking shareholder approval of Proposal No. 6, including for purposes of Nasdaq Listing Rule 5635(d), which generally requires shareholder approval for certain transactions, other than public offerings, involving the issuance of 20% or more of the pre-transaction outstanding ordinary shares or voting power at a price below the applicable Nasdaq minimum price. The Company is also seeking approval to the extent Nasdaq Listing Rule 5635(a) is applicable to the Acquisition and related share issuance.

Closing Conditions

The Closing is subject to customary conditions, including shareholder approval, satisfaction of applicable Nasdaq requirements, execution and delivery of the VIE Agreements, absence of legal prohibition, receipt of required transfer agent information, accuracy of representations and warranties, performance of covenants and delivery of customary closing documents and certificates.

Effect of Approval

If Proposal No. 6 is approved and all applicable closing conditions are satisfied or waived, the Company and WFOE will be authorized to consummate the Acquisition, pursuant to which the Company, through WFOE, will acquire contractual control over, and the right to receive substantially all economic benefits of, Tongsheng through the VIE Agreements. The Company will also be authorized to consummate the related share issuances, including the issuance of the Consideration Shares pursuant to the Acquisition Agreement and, subject to the terms of the Advisory Agreement and applicable requirements, the issuance of Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or its designee(s) as compensation for financial advisory services rendered in connection with the Acquisition. For a discussion of the expected post-acquisition beneficial ownership and voting power of Jolly Harmony, the Seller, the Share Recipients and Goldeenridge Ventures Ltd. and/or its designee(s), see “Beneficial Ownership and Voting Power Post-Acquisition” above.

Risks Relating to the VIE Structure

The Acquisition will not result in the Company or WFOE directly acquiring legal title to the equity interests of Tongsheng at Closing. Instead, the Company expects, through WFOE, to obtain contractual control over, and the right to receive substantially all economic benefits of, Tongsheng through the VIE Agreements. A VIE structure involves risks that are different from direct equity ownership. Contractual arrangements may not be as effective as direct equity ownership in providing operational control or enabling the Company to receive economic benefits, and the Company may incur substantial costs and expend significant resources to enforce the VIE Agreements if Tongsheng, the Seller or any other party fails to perform its obligations.

The enforceability, interpretation and implementation of VIE contractual arrangements are subject to uncertainties under PRC law. If the PRC government or PRC courts, arbitral tribunals or regulatory authorities were to determine that the VIE Agreements or the VIE structure do not comply with applicable PRC laws, regulations or policies, or if PRC laws, regulations or policies or their interpretation change in the future, the Company could be required to restructure the VIE arrangements, relinquish contractual control over Tongsheng, lose the right to receive economic benefits from Tongsheng, or become subject to penalties, restrictions, additional conditions or other regulatory actions. In such circumstances, the Company may be unable to consolidate Tongsheng’s financial results, may be unable to realize the expected benefits of the Acquisition and may suffer a material adverse effect on its business, financial condition, results of operations and the value of its Class A Ordinary Shares.

The Acquisition will not result in the Company or WFOE directly acquiring legal title to the equity interests of Tongsheng at Closing. Instead, the Company expects, through WFOE, to obtain contractual control over, and the right to receive substantially all economic benefits of, Tongsheng through the VIE Agreements. A VIE structure involves risks that are different from direct equity ownership. Contractual arrangements may not be as effective as direct equity ownership in providing operational control or enabling the Company to receive economic benefits, and the Company may incur substantial costs and expend significant resources to enforce the VIE Agreements if Tongsheng, the Seller or any other party fails to perform its obligations.

The enforceability, interpretation and implementation of VIE contractual arrangements are subject to uncertainties under PRC law. If the PRC government, PRC courts, arbitral tribunals or regulatory authorities were to determine that the VIE Agreements or the VIE structure do not comply with applicable PRC laws, regulations or policies, or if PRC laws, regulations or policies or their interpretation change in the future, the Company could be required to restructure the VIE arrangements, relinquish contractual control over Tongsheng, lose the right to receive economic benefits from Tongsheng, or become subject to penalties, restrictions, additional conditions or other regulatory actions. In such circumstances, the Company may be unable to consolidate Tongsheng’s financial results, may be unable to realize the expected benefits of the Acquisition and may suffer a material adverse effect on its business, financial condition, results of operations and the value of its Class A Ordinary Shares.

The Company’s annual report on Form 20-F for the fiscal year ended September 30, 2025 includes risk factors relating to the Company’s existing VIE structure and operations in China, including, among others, risk factors captioned “If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations related to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Ordinary

Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations,” and “We rely on contractual arrangements with our variable interest entity and its subsidiaries in China for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interests.” The Company’s annual report on Form 20-F also discusses risks associated with its VIE structure in the notes to the consolidated financial statements. Shareholders should carefully review those risk factors and the other risk factors described in the Company’s annual report on Form 20-F and subsequent SEC filings. The risks described therein relating to VIE structures, PRC legal and regulatory uncertainty, enforcement of contractual arrangements, PRC government oversight and restrictions on transfers of cash or assets may also apply to the Company’s proposed contractual control of Tongsheng through the VIE Agreements.

Vote Required

Proposal No. 6 requires approval by ordinary resolution.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 6.

PROPOSAL NO. 7

ADJOURNMENT OF THE MEETING

It is proposed that the following ordinary resolution be passed:

“RESOLVED, as an ordinary resolution, that the Company adjourn the EGM to a later date or dates or sine die, if necessary or appropriate, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.”

Background and Effect of Approval

This proposal, if adopted, will allow the chairman of the EGM to adjourn the EGM to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies. This proposal may be presented to shareholders if there are insufficient votes for, or otherwise in connection with, approval of one or more of the other proposals.

Vote Required

Proposal No. 7 requires approval by ordinary resolution.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSAL NO. 7.

OTHER MATTERS

The Board knows of no other matter to be presented at the Meetings other than the matters described in this Notice and such other business as may properly come before the Meetings or any adjournment or postponement thereof.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files or furnishes reports and other information with the SEC. Such reports and other information are available on the SEC’s website at www.sec.gov. Shareholders who have questions regarding the matters discussed in this Notice may contact the Company at No. 33 Lingxiang Road, Wujin District, Changzhou City, Jiangsu Province, People’s Republic of China, by telephone at +86-519-89607972, or by email at ir@zhjmedical.com.

ANNEX A

FORM OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

JIN MEDICAL INTERNATIONAL LTD.

(adopted by a Special Resolution passed on [date] and effective on [date])

1.           The name of the Company is JIN MEDICAL INTERNATIONAL LTD.

2.           The Registered Office of the Company will be situated at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.           The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.           The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.           The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.           The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.           The authorized share capital of the Company is US$15,005,000 divided into 15,000,000,000 class A ordinary shares of a par value of US$0.001 each, and 5,000,000 class B ordinary shares of a par value of US$0.001 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.           The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

9.           Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

Annex A-1

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

JIN MEDICAL INTERNATIONAL LTD.

(adopted by a Special Resolution passed on [date] and effective on [date])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.           In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate”	for the purposes of these Articles, shall have the meaning given to it in Rule 405 of the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
“Articles”	means these articles of association of the Company, as amended or substituted from time to time;
“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;
“Chairman”	means the chairman of the Board of Directors;
“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;
“Class A Ordinary Share”

means a class A ordinary share of a par value of US$0.001 in the capital of the Company, and having the rights, preferences, privileges and restrictions provided for in the Memorandum and these Articles;

“Class B Ordinary Share”

means a class B ordinary share of a par value of US$0.001 in the capital of the Company, and having the rights, preferences, privileges and restrictions provided for in the Memorandum and these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Company”	means JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company;
“Companies Act”	means the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

Annex A-2

“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company in connection or which has otherwise been notified to Shareholders;

“Conversion Date”	means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered;
“Conversion Notice”

means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 12(a);

“Conversion Number”	in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate;
“Conversion Rate”

in relation to the conversion of Class B Ordinary Shares to Class A Ordinary Shares means, at any time, on a one-to-one basis. The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue;

“Conversion Right”

in respect of a holder of Class B Ordinary Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Companies Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number ofClass A Ordinary Shares in its discretion;

“Designated Stock Exchange”	means the stock exchange in the United States on which any Shares are listed for trading;
“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;
“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

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“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time by Special Resolution of the Company;
“Ordinary Resolution”

means a resolution:

(a)     passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;
“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;
“Registered Office”	means the registered office of the Company as required by the Companies Act;
“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;
“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;
“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the capital of the Company, and includes a Class A Ordinary Share or Class B Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;
“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;
“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

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“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)     passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)    approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and
“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

2.           In these Articles, save where the context requires otherwise:

(a)         words importing the singular number shall include the plural number and vice versa;

(b)         words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)         the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)         reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)         reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)          reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)         reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)         any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)          any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)          Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.           Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

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PRELIMINARY

4.           The business of the Company may be conducted as the Directors see fit.

5.           The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.           The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.           The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.           Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)         issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)         grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)         grant options with respect to Shares and issue warrants, convertible securities or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.           The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue from time to time, out of the authorised share capital of the Company, preferred shares with such preferred or other rights, all or any of which may be greater than the rights of Class A Ordinary Shares or Class B Ordinary Shares, at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)         the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)         whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)         the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

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(d)         whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)         whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)          whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)         whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)         the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)          the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)          any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company is not obliged to issue, allot or dispose of Shares if it is, in the opinion of the Directors, unlawful or impracticable. The Company shall not issue Shares to bearer.

Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or Class A Ordinary Shares or Class B Ordinary Shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred Shares authorized by and complying with the conditions of the Memorandum and these Articles.

10.        The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.        The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

RIGHTS OF SHARES

12.         Subject to Article 8, the Memorandum and any Special Resolution to the contrary and without prejudice to any special rights conferred thereby on the holders of any other Shares or class of Shares, Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a)         Conversion Rights:

(i)          Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Companies Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share in its holding. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

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(ii)         Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)        On the Conversion Date, every Class B Ordinary Share converted shall automatically be re-designated and re-classified (or in such other manner as the Directors may direct that is not in contravention of applicable laws) as the applicable Conversion Number of Class A Ordinary Shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Ordinary Shares as the holder of the corresponding number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that, if required, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

(iv)        Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(b)         Voting Rights:

(i)          Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

(ii)         Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to eight hundred (800) votes on all matters subject to the vote at general meetings of the Company.

MODIFICATION OF RIGHTS

13.         If at any time the capital of the Company is divided into different Classes, all or any of the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, be varied with the consent in writing of all of the holders of the issued Shares of that Class or with the sanction of a special resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above

Annex A-8

defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have such number of votes as is attached to each Share of that Class pursuant to these Articles for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

14.         The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that Class, be deemed to be varied by the creation or issue of further Shares ranking pari passu with or subsequent to the Shares of that Class or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

15.         Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

16.         Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

17.         Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

18.         If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

19.         In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20.         The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

21.         The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

Annex A-9

22.         The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

23.         For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

24.         The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

25.         Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

26.         The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

27.         If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

28.         The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

29.         The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

30.         The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

31.         If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

32.         The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

Annex A-10

33.         If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

34.         A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

35.         A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

36.         A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

37.         The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

38.         The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

39.         Subject to these Articles and any other transfer or conversion restrictions pursuant to arrangements entered into by the Company with any depositary bank or other parties, any Shareholder may transfer all or any of his Shares (including securities representing his Shares) by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

40.         The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

41.         i) The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(a)         The Directors may also decline to register any transfer of any Share unless:

(i)          the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)         the instrument of transfer is in respect of only one Class of Shares;

(iii)        the instrument of transfer is properly stamped, if required;

(iv)        in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

Annex A-11

(v)         a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

42.         The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty calendar days in any calendar year.

43.         All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

44.         The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

45.         Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

46.         A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

47.         The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

48.         Subject to the provisions of the Companies Act and these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

49.         Subject to the Companies Act and these Articles, the Company may by Ordinary Resolution:

(a)         increase its share capital by new Shares of such amount as it thinks expedient;

(b)         consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)         subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

Annex A-12

(d)         cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

50.         Unless the Board in its sole discretion determines otherwise, all new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as they consider expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

51.         The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

52.         Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)         issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares by either the Board or by the Shareholders by Special Resolution;

(b)         purchase its own Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board or by the Shareholders by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)         make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

53.         The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share other than as may be required pursuant to applicable laws and any other contractual obligations of the Company.

54.         The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

55.         The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

56.         The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

57.         The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

58.         In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

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GENERAL MEETINGS

59.         All general meetings other than annual general meetings shall be called extraordinary general meetings.

60.         The Company may (but shall not be obliged to, unless as required by applicable law or Designated Stock Exchange Rules) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(a)         At these meetings the report of the Directors (if any) shall be presented.

61.         The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(a)         A Shareholders’ requisition is a requisition of two or more Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(b)         The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(c)         If there are no Directors as at the date of the deposit of the Members’requisition, or if the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one calendar days.

(d)         A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

62.         At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)         in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)         in the case of an extraordinary general meeting, by two-thirds (2/3rd) of the Shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy.

63.         The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

64.         No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. One or more Shareholders who together hold Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

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65.         If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

66.         If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

67.         The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

68.         If there is no such Chairman of the Board of Directors, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

69.         The chairman may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

70.         The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. Notice of the business to be transacted at such postponed general meeting shall not be required. If a general meeting is postponed in accordance with this Article, the appointment of a proxy will be valid if it is received as required by the Articles not less than 48 hours before the time appointed for holding the postponed meeting.

71.         At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of the meeting or by any or one or more Shareholders who together hold Shares which carry in aggregate not less than ten (10) percent of the votes attaching to all issued and outstanding Shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

72.         If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

73.         All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

74.         A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

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VOTES OF SHAREHOLDERS

75.         Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall, at a general meeting of the Company, each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has eight hundred (800) votes; and on a poll every Shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share, and eight hundred (800) votes for each Class B Ordinary Share of which he is the holder. Unless otherwise required under the Companies Act or by these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

76.         In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

77.         Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

78.         No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

79.         On a poll votes may be given either personally or by proxy.

80.         Each Shareholder, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand and on a poll, each such proxy is under no obligation to cast all his votes in the same way. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder. On a poll a Shareholder entitled to more than one vote need not use all his votes or cast all his votes in the same way.

81.         An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

82.         The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)         not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)         in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)         where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in any instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

Annex A-16

83.         The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

84.         A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

85.         Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

86.         If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS

87.         i) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

(a)         The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors, save and except that if the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board of Directors, the attending Directors may choose one of their number to be the chairman of the meeting.

(b)         The Company may by Ordinary Resolution appoint any person to be a Director and the appointment of such Director shall firstly been approved by the Board of Directors or any committee of the Directors.

(c)         The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board.

(d)         A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

88.         A Director may be removed from office by Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

Annex A-17

89.         The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

90.         A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

91.         The remuneration of the Directors shall be determined by the Directors.

92.         The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

93.         Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

94.         Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

DISQUALIFICATION OF DIRECTORS

95.         The office of Director shall be vacated, if the Director:

(a)         becomes bankrupt or makes any arrangement or composition with his creditors;

(b)         dies or is found to be or becomes of unsound mind;

(c)         resigns his office by notice in writing to the Company;

(d)         without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated;

(e)         is prohibited by any applicable law or Designated Stock Exchange Rules from being a Director; or

(f)          is removed from office pursuant to any other provision of these Articles.

Annex A-18

POWERS AND DUTIES OF DIRECTORS

96.         Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

97.         Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

98.         The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

99.         The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

100.       The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

101.       The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.       The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.       The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.       Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

Annex A-19

BORROWING POWERS OF DIRECTORS

105.      The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

106.      The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.      The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

108.      Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

PROCEEDINGS OF DIRECTORS

109.      The Directors may meet together (either within or without the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the chairman of the meeting shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

110.      A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

111.      The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

112.      A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed

Annex A-20

contract or arrangement shall come before the meeting for consideration, provided that (a) such Director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the Board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee of the Company.

113.      A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

114.      Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorize a Director or his firm to act as auditor to the Company.

115.       The Directors shall cause minutes to be made for the purpose of recording:

(a)          all appointments of officers made by the Directors;

(b)         the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)         all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

116.      When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

117.      A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as ifit had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

118.      The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

119.      Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

120.      A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall not have a second or casting vote.

Annex A-21

121.      All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

122.      A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

123.       Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

124.       Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

125.       The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

126.       Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

127.       The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

128.       Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

129.       If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

130.       No dividend shall bear interest against the Company.

131.       Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

Annex A-22

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

132.       The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

133.       The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

134.       The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by any applicable law or authorized by the Directors or by Ordinary Resolution.

135.       The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

136.       The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

137.       Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

138.       The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

139.       The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

140.       Subject to the Companies Act, the Directors may:

(a)         resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

(b)         appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)          paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)         paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)         make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

Annex A-23

(d)         authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)          the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)         the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)         generally do all acts and things required to give effect to the resolution.

141.       Notwithstanding any provisions in these Articles, the Directors may resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)         employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members; or

(b)         any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members.

SHARE PREMIUM ACCOUNT

142.       The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

143.       There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

144.       Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or by a recognized courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

145.       Any notice, if send from one country to another, shall be sent by airmail or by a recognized courier service.

146.       Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

Annex A-24

147.       Any notice or other document, if served by:

(a)         post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)         facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)         recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)         electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)         placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

148.       Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

149.       Notice of every general meeting of the Company shall be given to:

(a)         all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)         every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

150.       No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

151.       The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

152.      Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the

Annex A-25

generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

153.       No Indemnified Person shall be liable:

(a)         for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)         for any loss on account of defect of title to any property of the Company; or

(c)         on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)         for any loss incurred through any bank, broker or other similar Person; or

(e)         for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)          for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

154.       Unless the Directors otherwise prescribe, the financial year of the Company shall end on September 30 in each calendar year and shall begin on October 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

155.       No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

156.       If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

157.       If the Company shall be wound up, and the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If in a winding up, the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

Annex A-26

AMENDMENT OF ARTICLES OF ASSOCIATION

158.       Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

159.       For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

160.       In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

161.       If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

162.       The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

163.       The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

DISCLOSURE

164.       The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

Annex A-27

ANNEX B

FORM OF ACQUISITION AGREEMENT

VIE CONTROL ACQUISITION AND SHARE ISSUANCE AGREEMENT

by and among

JIN MEDICAL INTERNATIONAL LTD.

ERHUA MEDICAL TECHNOLOGY (CHANGZHOU) CO., LTD.

BEIJING TONGSHENG TECHNOLOGY CO., LTD.

CHANG GIL LEE

and

SHARE RECIPIENTS SIGNATORY HERETO SOLELY FOR THE LIMITED
PURPOSES SET FORTH HEREIN

Dated as of June 29, 2026

Annex B-i

VIE CONTROL ACQUISITION AND SHARE ISSUANCE AGREEMENT

This VIE Control Acquisition and Share Issuance Agreement (this “Agreement”) is entered into as of June 29, 2026, by and among: (i) JIN MEDICAL INTERNATIONAL LTD., a Cayman Islands exempted company limited by shares (the “Company” or “ZJYL”); (ii) Erhua Medical Technology (Changzhou) Co., Ltd. (尔华医疗科技（常州）有限公司), a wholly foreign-owned enterprise organized under the laws of the PRC and an indirect wholly owned subsidiary of the Company (“WFOE”); (iii) Beijing Tongsheng Technology Co., Ltd. (北京橦笙科技有限公司), a limited liability company organized under the laws of the PRC (the “Target”); (iv) CHANG GIL LEE, an individual and the registered holder of 100% of the equity interests of the Target (the “Seller”), and (v) each Person designated by the Seller and identified on Schedule I as a proposed recipient of Consideration Shares, as Schedule I may be completed, updated or finalized in accordance with Section 3.2, solely for the limited purposes set forth on such Person’s signature page hereto (each, a “Share Recipient,” and collectively, the “Share Recipients”). Each of the foregoing is referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Company is a foreign private issuer whose Class A Ordinary Shares are listed on The Nasdaq Stock Market under the trading symbol “ZJYL”;

WHEREAS, WFOE is an indirect wholly owned PRC subsidiary of the Company and currently participates in the Company’s PRC VIE structure;

WHEREAS, the Seller owns 100% of the equity interests of the Target, and the Parties desire that the Company acquire contractual control of the Target and the right to receive substantially all of the economic benefits of the Target through the VIE Agreements;

WHEREAS, the Parties acknowledge that, as of the Closing, neither the Company nor WFOE is expected to acquire legal title to the Target Equity (as defined below); instead, WFOE will obtain contractual control, economic benefit rights, pledge rights, voting proxy rights and exclusive option rights pursuant to the VIE Agreements (as defined below);

WHEREAS, as consideration for the Seller and Target entering into the VIE Agreements and consummating the transactions contemplated hereby, the Company will issue Class A Ordinary Shares to the Seller and/or the Share Recipients, subject to the terms and conditions of this Agreement; and

WHEREAS, the Parties desire to set forth their respective rights, obligations, representations, warranties, covenants and closing conditions in connection with the foregoing transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I. DEFINITIONS AND INTERPRETATION

1.1. Definitions

“Acquisition” means the acquisition by the Company and WFOE of contractual control over, and substantially all economic benefits of, the Target through the execution, delivery and effectiveness of the VIE Agreements, together with the issuance of the Consideration Shares and the other transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks are authorized or required to close in New York, the Cayman Islands, Hong Kong or the PRC.

“Class A Ordinary Shares” means class A ordinary shares of a par value of US$0.001 each of the Company.

“Class B Ordinary Shares” means class B ordinary shares of a par value of US$0.001 each of the Company.

“Closing” means the consummation of the transactions contemplated by this Agreement pursuant to Article IV.

Annex B-1

“Closing Date” means the date on which the Closing occurs.

“Company General Meeting” means the extraordinary general meeting of the shareholders of the Company called to approve, among other things, the Acquisition, the issuance of the Consideration Shares, the increase of authorized share capital, the increase in the voting power of Class B Ordinary Shares, the adoption of the third amended and restated memorandum and articles of association, and other related matters.

“Consideration Shares” means the Class A Ordinary Shares issuable by the Company pursuant to Section 3.1.

“Contract” means any legally binding contract, agreement, instrument, lease, license, commitment, purchase order, sales order, arrangement, undertaking or obligation, whether written or oral.

“Encumbrance” means any mortgage, pledge, lien, charge, security interest, claim, option, right of first refusal, right of first offer, preemptive right, restriction on transfer, proxy, voting agreement, adverse claim, encumbrance or other third-party right.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any national, provincial, municipal, local or foreign government, court, arbitrator, regulatory authority, administrative agency, stock exchange, self-regulatory organization or other governmental or quasi-governmental authority.

“Knowledge” means the actual knowledge of a Person after reasonable inquiry of the officers, managers, accountants, counsel and other responsible personnel of such Person.

“Law” means any applicable statute, law, regulation, rule, order, ordinance, judgment, decree, directive, policy, permit, approval or other requirement of any Governmental Authority.

“Material Adverse Effect” means any event, change, effect, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, condition, results of operations or prospects of the Target, taken as a whole, (b) the validity or enforceability of the VIE Agreements, (c) the ability of the Seller or the Target to consummate the transactions contemplated by this Agreement, or (d) the ability of WFOE to exercise contractual control over, and receive substantially all economic benefits from, the Target after Closing; provided that general economic, regulatory, industry or market conditions shall not constitute a Material Adverse Effect except to the extent disproportionately affecting the Target.

“Nasdaq” means The Nasdaq Stock Market LLC.

“PRC” means the People’s Republic of China, excluding Hong Kong, Macau and Taiwan for purposes of this Agreement.

“PRC Counsel” means PRC legal counsel to the Company and WFOE.

“Registration Statement” means a resale registration statement on Form F-3 or, if Form F-3 is not available, another appropriate form, covering the resale of the Registrable Shares.

“Registrable Shares” means the Consideration Shares issued to the Seller and the Share Recipients, until such shares have been sold pursuant to an effective registration statement or Rule 144 or are otherwise freely tradable without restriction.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Target Equity” means 100% of the registered capital and equity interests of the Target held by the Seller.

“Transaction Documents” means this Agreement, the VIE Agreements, any shareholder approval documents, transfer agent instruction letter, closing certificates, lock-up or investor representation certificates, registration rights documentation, and all other instruments executed in connection with the transactions contemplated hereby.

Annex B-2

“VIE Agreements” means the suite of contractual arrangements to be entered into by WFOE, the Target, the Seller and, where applicable, other relevant parties, including an exclusive consulting and management services agreement, equity pledge agreement, exclusive option agreement, irrevocable power of attorney or proxy agreement, and any spousal consent, undertaking, registration document, confirmation or ancillary instrument required to establish and perfect WFOE’s contractual control over the Target and economic benefit rights.

1.2. Interpretation

Headings are for convenience only and do not affect interpretation. References to Articles, Sections, Exhibits and Schedules are to those of this Agreement unless otherwise stated. Unless the context requires otherwise, words importing the singular include the plural and vice versa; references to a Person include its successors and permitted assigns; “including” means “including without limitation”; and “or” is not exclusive. All references to dollars or “US$” are to United States dollars. All references to RMB are to Renminbi, the lawful currency of the PRC.

ARTICLE II. TRANSACTION STRUCTURE

2.1. VIE Control Acquisition

Subject to the terms and conditions of this Agreement, at the Closing, WFOE, the Target, the Seller and each other applicable party shall execute and deliver the VIE Agreements substantially in the forms attached hereto as Exhibits A-1 through A-5 From and after the Closing, each applicable party shall perform its obligations under the VIE Agreements in accordance with their terms.

ARTICLE III. CONSIDERATION SHARES; SHARE RECIPIENTS

3.1. Consideration

At the Closing, subject to the terms and conditions of this Agreement, the Company shall issue to the Seller such number of Class A Ordinary Shares (the “Consideration Shares”) as is equal to the quotient obtained by dividing (i) US$105,329,974 by (ii) the issue price per Consideration Share, rounded to the nearest whole share. The issue price per Consideration Share shall be equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of this Agreement; provided, however, that in no event shall the issue price per Consideration Share be less than the par value of such Consideration Share. “VWAP” means, for any trading day, the volume-weighted average price per Class A Ordinary Share on The Nasdaq Capital Market, as reported by Bloomberg L.P. through its “Volume at Price” function, or, if Bloomberg L.P. is unavailable, by another nationally recognized financial data reporting service reasonably selected by the Company, calculated during regular trading hours and excluding pre-market, after-hours, block, negotiated or other off-market transactions.

3.2. Issuance to Seller and Share Recipients

Subject to the terms and conditions of this Agreement, at the Closing the Company shall issue the Consideration Shares to the Seller and/or the other Persons designated by the Seller and accepted by the Company as eligible recipients based on investor questionnaires (each, an “Investor Questionnaire”) delivered to the Company before the execution of this Agreement, in each case as set forth on Schedule I, as such Schedule I may be completed, updated or finalized in accordance with this Section 3.2. The Parties acknowledge that, as of the date of this Agreement, the allocation of Consideration Shares among the Seller and the Share Recipients may not have been finally determined. Accordingly, Schedule I may identify the proposed recipients of Consideration Shares without specifying the final number of Consideration Shares to be issued to each such recipient. Before the Closing, the Seller shall deliver to the Company an updated Schedule I setting forth the final allocation of Consideration Shares among the Seller and the Share Recipients, subject to the Company’s prior written approval. No Person shall be entitled to receive any Consideration Shares unless such Person is listed on the final Schedule I approved by the Company and has delivered to the Company an Investor Questionnaire and any updates, confirmations, tax forms, identification documents, transfer agent documents and other documents or information required by the Company, its transfer agent, Nasdaq, applicable Law or the Company’s policies, in each case in form and substance reasonably satisfactory to the Company. For the avoidance of doubt, any Consideration Shares issued to any Share Recipient other than the Seller shall be deemed to have been issued at the direction of the Seller and in satisfaction of the Company’s obligation to issue such Consideration Shares as consideration for the Seller’s and the Target’s entry into, delivery and performance of the VIE Agreements and the Transactions, and no such issuance shall create any separate obligation of the Company to such

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Share Recipient except as expressly set forth in this Agreement. The Seller represents, warrants and agrees that each Share Recipient has been designated by the Seller to receive the number of Consideration Shares set forth opposite such Share Recipient’s name on the final Schedule I, and that the issuance of such Consideration Shares to such Share Recipient shall constitute valid discharge of the Company’s obligation to issue such Consideration Shares to the Seller as consideration under this Agreement.

3.3. Nature of Consideration

The Consideration Shares are issued in consideration of the Seller’s and the Target’s entry into, delivery and performance of the VIE Agreements, the Seller’s undertakings with respect to the Target Equity, the grant to WFOE of contractual control, economic benefit rights, pledge rights, voting proxy rights and exclusive option rights with respect to the Target, and the covenants and obligations of the Seller and the Target under this Agreement and the other Transaction Documents. The Parties acknowledge that the Tax treatment of the Transactions, including the issuance and receipt of the Consideration Shares, depends on applicable Law and the particular facts and circumstances of each Party and each Share Recipient. The Company makes no representation, warranty or guarantee to the Seller, the Target or any Share Recipient regarding the Tax treatment of the Transactions or any Tax consequences arising from or relating to this Agreement, the VIE Agreements, the Transactions or the receipt, ownership or disposition of any Consideration Shares. Each Party and each Share Recipient shall be solely responsible for its own Taxes arising from or relating to the foregoing and is encouraged to consult its own Tax advisors regarding the Tax consequences of the Transactions.

3.4. No Control or Management Rights

Neither the Seller nor any Share Recipient shall receive, by virtue of the Acquisition, the issuance of the Consideration Shares or any other Transaction Document, any Class B ordinary shares, super-voting securities, enhanced voting rights or other equity or governance rights of the Company, except for the Class A Ordinary Shares expressly issued as Consideration Shares pursuant to this Agreement. Except for rights and obligations expressly provided under the VIE Agreements, neither the Seller nor any Share Recipient shall retain or receive any right to participate in the operation, management, control or decision-making of the Target.

3.5. No Director, Officer or Appointment Rights

Neither the Seller nor any Share Recipient shall, as a result of or in connection with the Acquisition, the issuance of the Consideration Shares or any other Transaction Document, be appointed to, hold or be entitled to hold any position as a director, supervisor, officer, legal representative, manager, employee or consultant of the Company, WFOE, the Target or any of their respective Affiliates, or have any right to nominate, designate, appoint, remove or approve any director, supervisor, officer, legal representative, manager, employee or consultant of any such Person. The foregoing shall not prevent WFOE from directing any action expressly contemplated by the VIE Agreements, and shall not apply to any temporary ministerial registration or filing role that WFOE expressly approves in writing solely for purposes of implementing or maintaining the VIE Agreements under applicable Law.

3.6. Legends; Restrictions

(a)     The Consideration Shares shall be issued pursuant to one or more exemptions from registration under the Securities Act and applicable state securities Laws, including Regulation S under the Securities Act, including Rule 903 thereunder, Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act, or such other exemption or exemptions as the Company may determine to be available based on the facts and circumstances applicable to the Seller and each Person designated by the Seller to receive Consideration Shares. The Seller and each such designated recipient shall satisfy all eligibility, investor qualification, residency, offshore transaction, non-U.S. person, accredited investor, sophistication, investment intent, transfer restriction, beneficial ownership, sanctions, anti-money laundering and other requirements applicable to the exemption or exemptions relied upon by the Company and shall provide all investor questionnaires, representations, certifications, tax forms, identification documents and other information reasonably requested by the Company, its counsel or its transfer agent to confirm the availability of such exemption or exemptions.

(b)    The Consideration Shares shall be “restricted securities” within the meaning of Rule 144 under the Securities Act unless and until registered for resale or otherwise transferable without restriction under applicable securities Laws. The Company may instruct its transfer agent to place customary restrictive legends or book-entry notations on the Consideration Shares and may remove such legends or notations

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only in accordance with applicable securities Laws, the Company’s transfer agent procedures and any applicable legal opinion requirements. The Company shall have no obligation to issue any Consideration Shares to any Person unless the Company is satisfied that the issuance to such Person may be made in compliance with the Securities Act, applicable state securities Laws, Nasdaq rules and other applicable Law.

3.7. Withholding

The Company and WFOE may deduct and withhold from any consideration otherwise payable under this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law. To the extent amounts are so deducted or withheld and paid to the relevant Governmental Authority, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom such deduction or withholding was made.

ARTICLE IV. CLOSING

4.1. Closing

The Closing shall take place remotely by exchange of executed documents and electronic signatures on the third Business Day after the satisfaction or waiver of the conditions set forth in Article X, or at such other time, date or place as the Parties may agree in writing. The Closing may be deemed effective as of 12:01 a.m. Beijing time on the Closing Date for accounting and operational purposes, unless otherwise agreed.

4.2. Seller and Target Closing Deliverables

(a)     Executed counterparts of this Agreement and each VIE Agreement to which the Seller or the Target is a party, substantially in the forms attached hereto as Exhibits A-1 through A-5 and otherwise in form and substance reasonably satisfactory to the Company, WFOE and PRC Counsel.

(b)    A certificate of an authorized officer or legal representative of the Target, dated as of the Closing Date, certifying that the representations and warranties of the Target set forth in this Agreement are true and correct in all material respects as of the Closing Date, that the Target has performed in all material respects all covenants required to be performed by it at or before Closing, that no Material Adverse Effect has occurred with respect to the Target, and that the applicable conditions to Closing have been satisfied.

(c)     A secretary’s certificate or equivalent corporate certificate of the Target, dated as of the Closing Date, certifying true, complete and correct copies of the Target’s business license, articles of association, shareholder register, capital contribution records, board, shareholder and other internal approvals required to approve this Agreement, the VIE Agreements and the transactions contemplated hereby and thereby, and the incumbency and specimen signatures of the officers, legal representative or other authorized signatories executing the Transaction Documents on behalf of the Target.

(d)    A closing certificate of the Seller, dated as of the Closing Date, certifying that the representations and warranties of the Seller set forth in this Agreement are true and correct in all material respects as of the Closing Date, that the Seller has performed in all material respects all covenants required to be performed by him at or before Closing, that the Seller owns 100% of the Target Equity free and clear of Encumbrances other than those created by the Transaction Documents, and that the Seller has full legal capacity and authority to execute and perform the Transaction Documents to which he is a party.

(e)     The Company shall have received from the Seller and each Share Recipient any updates or confirmations to such Person’s previously delivered Investor Questionnaire, together with all tax forms, identification documents, transfer agent documents and other information required by the Company, its transfer agent, Nasdaq, applicable Law or the Company’s policies, in each case in form and substance reasonably satisfactory to the Company.

(f)     Such other certificates, instruments, registration materials or closing deliverables as are expressly required to be delivered by the Seller or the Target at Closing under the VIE Agreements or the other Transaction Documents.

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4.3. Company and WFOE Closing Deliverables

(a)     Executed counterparts of this Agreement and each Transaction Document to which the Company or WFOE is a party.

(b)    A certificate of an officer of the Company, dated as of the Closing Date, certifying that the representations and warranties of the Company and WFOE set forth in this Agreement are true and correct in all material respects as of the Closing Date, that the Company and WFOE have performed in all material respects all covenants required to be performed by them at or before Closing, and that the applicable conditions to Closing have been satisfied.

(c)     A secretary’s certificate of the Company, dated as of the Closing Date, certifying true, complete and correct copies of the Company’s memorandum and articles of association, the Board approvals and the shareholder approvals required for the Acquisition and the transactions contemplated hereby, including approval of the items set forth in Schedule II attached hereto, as such matters may be modified by the Company, provided that the Transactions and the related matters necessary or appropriate to enable the Transactions to be consummated under the Company’s memorandum and articles of association shall have been approved by the required shareholders, and the incumbency and specimen signatures of the officers or other authorized signatories executing the Transaction Documents on behalf of the Company.

(d)    A secretary’s certificate or equivalent corporate certificate of WFOE, dated as of the Closing Date, certifying true, complete and correct copies of WFOE’s business license, articles of association, board, shareholder and other internal approvals required to approve this Agreement, the VIE Agreements and the transactions contemplated hereby and thereby, legal representative authority, company chop authorization, and the incumbency and specimen signatures of the officers, legal representative or other authorized signatories executing the Transaction Documents on behalf of WFOE.

(e)     Written instructions to the Company’s transfer agent to issue the Consideration Shares in book-entry form to the Seller and the Share Recipients listed on Schedule I, subject to receipt of all required transfer agent documentation.

(f)     Evidence of submission of the Nasdaq Listing of Additional Shares notification at least fifteen (15) calendar days prior to the issuance of the Consideration Shares, unless otherwise permitted by Nasdaq.

4.4. Simultaneous Closing

All actions to be taken and documents to be delivered at the Closing shall be deemed to occur simultaneously, and no action shall be deemed completed until all Closing actions have been completed or waived by the Party entitled to the benefit thereof.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE SELLER AND THE TARGET

The Seller and the Target, jointly and severally, represent and warrant to the Company and WFOE as follows. Each representation and warranty is made as of the date of this Agreement and as of the Closing Date, unless expressly made as of a specified date. The Parties acknowledge that the Target is a non-operating asset holding company and that certain representations and warranties contained in this Article V shall be interpreted in light of the nature of the Target’s activities and assets.

5.1 Organization; Good Standing

The Target is a limited liability company duly organized, validly existing and in good standing under the laws of the PRC. The Target has all corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its activities as presently conducted. The Target has delivered to the Company true, complete and correct copies of its business license, articles of association, shareholder register, capital contribution records and other organizational documents.

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5.2 Authority; Binding Effect

The Target has full corporate power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder. The Seller has full legal capacity and authority to execute and deliver each Transaction Document to which he is a party and to perform his obligations thereunder. Each Transaction Document executed by the Seller or the Target constitutes, or upon execution will constitute, a legal, valid and binding obligation of such Person, enforceable against such Person in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting creditors’ rights and to general principles of equity.

5.3 Ownership of Target Equity

The Seller is the sole legal and beneficial owner of 100% of the Target Equity. The Target Equity has been duly authorized, validly issued and fully paid in accordance with PRC Law and the Target’s articles of association. There is no unpaid capital contribution, capital deficiency, capital verification issue, pending capital reduction or obligation to contribute additional registered capital.

5.4 No Encumbrances

The Target Equity is free and clear of all Encumbrances, other than Encumbrances arising under the Transaction Documents. There are no outstanding options, warrants, equity purchase rights, convertible instruments, shareholder agreements, voting agreements, proxies, profit-sharing arrangements, phantom equity arrangements or other rights that would entitle any Person to acquire or control any equity interest, voting right, dividend right, economic interest or similar interest in the Target.

5.5 No Conflicts

The execution, delivery and performance of the Transaction Documents by the Seller and the Target do not and will not conflict with or violate the Target’s articles of association, any applicable Law, any order or judgment binding on the Seller or the Target, or any Contract to which the Seller or the Target is a party or by which any of their assets are bound, except for filings, registrations and approvals expressly contemplated by this Agreement.

5.6 Consents and Approvals

No consent, approval, waiver, authorization, registration, filing or notice with or to any Governmental Authority or third party is required for the Seller or the Target to execute, deliver or perform the Transaction Documents, other than customary registrations for the equity pledge, corporate record updates, bank mandate changes, foreign exchange, Tax, market supervision or other filings identified by PRC Counsel.

5.7 Financial Statements; Books and Records

The financial statements and management accounts delivered to the Company fairly present in all material respects the financial condition, results of operations and cash flows of the Target for the periods indicated, were prepared from the books and records of the Target, and are consistent with PRC accounting requirements applied on a consistent basis, subject to normal year-end adjustments and the absence of footnotes for unaudited statements. The books and records of the Target are complete and accurate in all material respects and reflect all material transactions of the Target.

5.8 Dormant Status

The Target has not conducted any material active business operations since its incorporation other than holding, maintaining and managing its assets and activities incidental thereto.

The Target: (a) is not engaged in active commercial operations; (b) has no material customer or supplier relationships; (c) has no material operating revenues; (d) is not party to any material Contracts other than Contracts relating to ownership, maintenance, preservation or operation of its assets; and (e) has no material liabilities except liabilities relating to its assets, corporate maintenance and ordinary administrative matters.

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5.9 No Undisclosed Liabilities

The Target has no liabilities or obligations of any nature, whether accrued, absolute, contingent, matured, unmatured, known, unknown, asserted or unasserted, except liabilities reflected in the financial statements delivered to the Company, liabilities incurred in the ordinary course of business after the most recent balance sheet date, liabilities under Contracts disclosed to the Company, and liabilities incurred under the Transaction Documents.

5.10 Absence of Certain Changes

Since the inception of the Target, there has not occurred:

(a)     any Material Adverse Effect;

(b)    any material loss, damage or impairment of the Target Assets;

(c)     any creation of a material Encumbrance on the Target Assets;

(d)    any transfer, disposition or abandonment of any material Target Asset; or

(e)     any commitment to undertake any of the foregoing.

5.11 Assets; Title; Sufficiency

The Target has good and marketable title to, or valid leasehold interests or contractual rights to use, all assets owned or used by it, free and clear of all Encumbrances other than Permitted Encumbrances. Such assets constitute all material assets owned or used by the Target.

5.12 Target Assets and Project Rights

The Target owns or possesses valid rights to use the Target Project and all related assets, rights, permits, approvals, licenses, contracts and interests disclosed to the Company during due diligence. All information, records, reports, photographs, videos, asset descriptions and other materials provided by the Seller or the Target relating to the Target Assets were prepared in good faith and are true, complete and correct in all material respects and are not misleading in any material respect.

5.13 Appraisal and Project Materials

(a)     All appraisal reports, pre-appraisal reports, engagement contracts, undertaking letters, information sheets, asset lists, land or forestland certificates, planting records, photographs, videos and other project materials furnished by the Seller or the Target to the Company, WFOE, their respective advisers, any appraisal firm or any other transaction participant were furnished with the authorization of the Seller and the Target.

(b)    All information, documents, materials, certificates, statements, data, records, reports, schedules, responses to diligence requests and other information, whether written or oral, furnished or made available by or on behalf of the Seller, the Target or any of their respective representatives to the Company, WFOE or any of their respective representatives, advisers, auditors, valuation firms, transfer agent, Nasdaq advisers or other transaction participants in connection with the negotiation, evaluation, documentation or consummation of the Transactions are true, complete and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such information, in light of the circumstances under which it was provided, not misleading.

(c)     Without limiting the foregoing, all information provided by or on behalf of the Seller or the Target relating to the Target Equity, the Target’s business, assets, liabilities, contracts, permits, Taxes, financial condition, related-party transactions, employees, land or forestland rights, forestry assets, in-forest ginseng assets, planting area, planting quantity, survival density, species composition, planting age, project boundaries, cultivation status, biological status, photographs, videos, appraisal materials, pre-appraisal reports and other Target Project data is true, complete and correct in all material respects and not misleading in any material respect.

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(d)    The Seller and the Target have not withheld from the Company or WFOE any material fact, document or information relating to the Target, the Target Equity, the Target Project, the VIE Agreements or the Transactions, including any material fact relating to the ownership, use, condition, survival rate, biological status, disease, pest risk, environmental condition, cultivation status, marketability, transferability or valuation of the Target Project, that would reasonably be expected to be material to the Company’s evaluation of, or decision to enter into, this Agreement or consummate the Transactions.

(e)     For the avoidance of doubt, the Seller and the Target do not guarantee any appraised value or future realized sale price of the Target Project or any assets of the Target; provided, however, that the Seller and the Target are responsible for the truthfulness, completeness and accuracy in all material respects of all factual information supplied or made available by or on behalf of the Seller or the Target.

5.14 Compliance with Laws; Permits

The Target is and has been in material compliance with all applicable Laws, including Laws relating to corporate registration, forestry, agriculture, land and forestland use, environmental protection, work safety, product quality, Tax, labor, data privacy and contractual performance. The Target holds all licenses, permits, approvals, filings, registrations and qualifications required to conduct its business and the Target Project as currently conducted. All such permits are valid and in full force and effect, and no suspension, revocation, cancellation, non-renewal, rectification order or adverse modification is pending or, to the Knowledge of the Seller and the Target, threatened.

5.15 Regulatory Matters

The Target has not received any notice from any Governmental Authority alleging any material violation of Law or requiring any investigation, rectification, penalty, business suspension or corrective action that remains unresolved.

5.16 Customers and Suppliers

The Parties acknowledge that the Target does not maintain material customer or supplier relationships in the ordinary course of business.

5.17 Taxes

The Target has timely filed all material Tax returns required to be filed and has timely paid all material Taxes required to be paid. There are no ongoing or threatened material Tax audits, disputes, assessments or claims against the Target.

5.18 Environmental, Health and Safety

The Target is in material compliance with applicable environmental, forestry, agricultural, health and safety Laws applicable to the ownership, maintenance and operation of the Target Assets.

5.19 Litigation

There is no action, arbitration, litigation, claim, administrative proceeding, investigation or inquiry pending or, to the Knowledge of the Seller and the Target, threatened against the Seller, the Target or any of the Target’s assets that would reasonably be expected to be material to the Target or impair the Transactions.

5.20 Related-Party Transactions

Except for arrangements disclosed to the Company during due diligence, there are no outstanding related-party transactions involving the Target that would reasonably be expected to result in a material liability of the Target.

5.21 Investment Representations

Each of the Seller and each Share Recipient has completed and delivered to the Company an Investor Questionnaire in connection with the proposed issuance of Consideration Shares to such Person. Each of the Seller and each Share Recipient acknowledges that the Company is relying on the truth, accuracy and completeness of each Investor Questionnaire, including the investment intent, investor eligibility, Regulation D/Section 4(a)(2), Regulation S, transfer restriction, beneficial ownership, sanctions, anti-money laundering, tax and other representations, certifications

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and information contained therein, in determining such Person’s eligibility to receive Consideration Shares and the availability of an exemption from registration under the Securities Act. Each Investor Questionnaire is incorporated into, and forms part of, this Agreement solely with respect to the Seller or Share Recipient delivering such Investor Questionnaire.

5.22 Information Supplied

No information supplied by the Seller, the Target or any Share Recipient for inclusion in the Company’s shareholder materials, Nasdaq materials, SEC filings or registration statement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make such information not misleading.

5.23 Non-Affiliation; Independent Investment Decision

(a)     Each of the Seller and each Share Recipient represents and warrants, severally and not jointly, solely as to itself, that such Person is not an Affiliate of the Seller or any other Share Recipient, except as expressly disclosed in writing to the Company before the execution of this Agreement. For purposes of this Section 5.23, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

(b)    Each of the Seller and each Share Recipient further represents and warrants, severally and not jointly, solely as to itself, that such Person has made its own independent decision to enter into the Transactions and, if applicable, to receive Consideration Shares, based on such Person’s own review, investigation, judgment and consultation with its own legal, tax, financial and other advisers as such Person has deemed necessary or appropriate. No Seller or Share Recipient has relied on any other Seller or Share Recipient, or any Affiliate, representative, adviser or agent of any other Seller or Share Recipient, in making such investment decision or in determining whether to receive, hold, vote, transfer, dispose of or resell any Consideration Shares.

(c)     Each of the Seller and each Share Recipient further represents and warrants, severally and not jointly, solely as to itself, that such Person has no agreement, arrangement or understanding, whether written or oral, with the Seller or any other Share Recipient to act together, as a group or in concert with respect to the ownership, voting, transfer, disposition or resale of any Consideration Shares, except as expressly set forth in this Agreement, such Person’s Investor Questionnaire or as otherwise disclosed in writing to the Company before the execution of this Agreement.

5.24 Independent Review; No Reliance

Each of the Seller and the Target represents and warrants to the Company and WFOE that it has conducted its own independent review, investigation and due diligence with respect to the Company, WFOE, the Transaction Documents and the Transactions, to the extent it has deemed necessary or appropriate. Each of the Seller and the Target further represents and warrants that it has been represented by, or has had the opportunity to consult with, independent legal, tax, accounting, financial and other advisors of its own choosing in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions. Each of the Seller and the Target understands the nature, terms and consequences of this Agreement, the other Transaction Documents and the Transactions and is entering into this Agreement and the other Transaction Documents based on its own independent judgment and the advice of its own advisors. Neither the Seller nor the Target is relying on the Company, WFOE or any counsel, advisor or representative of the Company or WFOE for legal, tax, accounting, financial, regulatory or other advice in deciding to enter into this Agreement, the other Transaction Documents or the Transactions, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Documents.

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5.25 No Brokers

No broker, finder, financial advisor, investment banker or other Person is entitled to any fee, commission or other compensation in connection with this Agreement or the transactions contemplated hereby based upon any arrangement made by or on behalf of the Seller, the Target Company or any of their respective Affiliates. The Seller shall be solely responsible for any such fee, commission or compensation.

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND WFOE

The Company and WFOE represent and warrant to the Seller and the Target as follows. Each representation and warranty is made as of the date of this Agreement and as of the Closing Date, unless expressly made as of a specified date.

6.1 Organization; Standing

The Company is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. WFOE is a limited liability company duly organized, validly existing and in good standing under the laws of the PRC. Each has all requisite corporate power and authority to own and operate its properties and conduct its business as currently conducted.

6.2 Authority; Binding Effect

Each of the Company and WFOE has full corporate power and authority to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder, subject to receipt of the Company shareholder approvals and Nasdaq-related requirements contemplated hereby. Upon execution, each such Transaction Document will constitute a legal, valid and binding obligation of the Company or WFOE, enforceable in accordance with its terms.

6.3 Capitalization

The Company’s authorized share capital and issued and outstanding shares are as disclosed in the Company’s SEC filings or as otherwise updated in the Company Disclosure Schedule. The Consideration Shares, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights under the Company’s memorandum and articles of association, except for restrictions arising under securities Laws and the Transaction Documents.

6.4 SEC Reports

During the twelve (12) months prior to the date of this Agreement, the Company has filed or furnished all material reports, forms and documents required to be filed or furnished by it under the Securities Act and the Exchange Act. As of their respective filing or furnishing dates, the Company’s SEC reports filed or furnished during such twelve (12)-month period complied in all material respects with the requirements applicable to such reports and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, subject to subsequent amendments and corrections.

6.5 Nasdaq Listing

The Class A Ordinary Shares are listed on Nasdaq. To the Knowledge of the Company, as of the date of this Agreement, the Company has not received any unresolved notice from Nasdaq that would prohibit the issuance of the Consideration Shares, subject to shareholder approval, Nasdaq notification and other requirements contemplated by this Agreement.

6.6 No Conflicts

The execution, delivery and performance of the Transaction Documents by the Company and WFOE do not and will not conflict with or violate their organizational documents, applicable Law, any order binding upon them, or any material Contract to which they are a party, except for approvals, filings and notifications contemplated by this Agreement.

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6.7 Consents

No consent, approval, authorization, filing or notice is required for the Company or WFOE to execute, deliver or perform the Transaction Documents, other than board and/or shareholder approvals, consents or authorizations required under the Company’s memorandum and articles of association, applicable Law or Nasdaq rules, Nasdaq notifications, SEC filings, transfer agent processing, filings relating to amendments to the memorandum and articles of association of the Company, PRC filings relating to the VIE Agreements and any approvals, consents, authorizations, filings or notices identified by counsel or otherwise required to consummate the Transactions.

6.8 Independent Review; No Reliance

Each of the Company and WFOE represents and warrants to the Seller and the Target that it has conducted its own independent review, investigation and due diligence with respect to the Seller, the Target, the Transaction Documents and the Transactions, to the extent it has deemed necessary or appropriate. Each of the Company and WFOE further represents and warrants that it has been represented by, or has had the opportunity to consult with, independent legal, tax, accounting, financial and other advisors of its own choosing in connection with the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions. Each of the Company and WFOE understands the nature, terms and consequences of this Agreement, the other Transaction Documents and the Transactions and is entering into this Agreement and the other Transaction Documents based on its own independent judgment and the advice of its own advisors. Neither the Company nor WFOE is relying on the Seller, the Target or any counsel, advisor or representative of the Seller or the Target for legal, tax, accounting, financial, regulatory or other advice in deciding to enter into this Agreement, the other Transaction Documents or the Transactions, except for the representations and warranties expressly set forth in this Agreement and the other Transaction Documents.

6.9 No Other Representations

Except for the representations and warranties expressly set forth in this Article VI, none of the Company, WFOE or their Affiliates makes any other express or implied representation or warranty, and the Seller and Target acknowledge that they are not relying on any representation or warranty not expressly set forth herein.

6.10 No Brokers.

Except for Goldeenridge Ventures Ltd. pursuant to the Financial Advisory Agreement, no broker, finder, financial advisor, investment banker or other Person is entitled to any fee, commission or other compensation in connection with this Agreement or the transactions contemplated hereby based upon any arrangement made by or on behalf of the Company. Any compensation payable to Goldeenridge Ventures Ltd. or its designee(s) pursuant to the Financial Advisory Agreement, including any issuance of Class A Ordinary Shares thereunder, shall be the sole responsibility of the Company.

ARTICLE VII. COVENANTS PENDING CLOSING

7.1. Conduct of Target Business

From the date hereof until the Closing or earlier termination of this Agreement, the Seller shall cause the Target to conduct its business in the ordinary course consistent with past practice, preserve its assets and relationships, maintain all permits, comply with applicable Law, and consult with WFOE regarding material operational matters. Without the prior written consent of WFOE, the Target shall not: amend its articles, issue equity, incur material debt, create Encumbrances, dispose of material assets, enter into or terminate material Contracts, hire or terminate key employees outside the ordinary course, change accounting practices, settle material claims, make distributions, engage in related-party transactions, or take any action that would reasonably be expected to impair the VIE Agreements or the Closing.

7.2. Access and Diligence

The Seller and Target shall provide the Company, WFOE and their representatives reasonable access to the Target’s books, records, facilities, personnel, advisors, contracts, licenses, bank information, Tax filings, corporate records and other information reasonably requested for legal, financial, accounting, tax, business and regulatory diligence, subject to confidentiality obligations.

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7.3. Preparation of VIE Agreements

The Parties shall cooperate in good faith to finalize the VIE Agreements in form and substance satisfactory to the Company, WFOE and PRC Counsel. The Seller and Target shall not object to changes reasonably requested by PRC Counsel to improve enforceability, registration, accounting consolidation, control, economic benefit transfer, regulatory compliance or consistency with the Company’s existing VIE structure.

7.4. Shareholder Approval; Proxy Materials

The Company shall use commercially reasonable efforts to prepare shareholder materials and convene the Company General Meeting to seek approval of the matters set forth in Schedule 4.3(c), as such matters may be modified by the Company, provided that the Transactions and the related matters necessary or appropriate to enable the Transactions to be consummated under the Company’s memorandum and articles of association shall have been approved by the required shareholders. The Seller and Target shall promptly provide information required for such shareholder materials and shall review and verify all information relating to the Seller, the Target, the Target business and the Share Recipients, as applicable.

7.5. Nasdaq Notification

The Company shall use commercially reasonable efforts to submit the Nasdaq Listing of Additional Shares notification for the Consideration Shares no later than fifteen (15) calendar days prior to the Closing or issuance, unless Nasdaq permits a shorter period. The Seller and Target shall provide any information reasonably requested by the Company in connection with Nasdaq’s review.

7.6. Regulatory Cooperation

The Parties shall cooperate in obtaining any approvals, registrations, filings, notices, certificates, legal opinions or confirmations required or advisable in connection with the Transaction Documents, including PRC market supervision filings for the equity pledge, filings relating to amendments to the memorandum and articles of association of the Company, SEC filings and transfer agent processing.

7.7. No Solicitation

From the date hereof until termination, neither the Seller nor the Target shall solicit, initiate, encourage, negotiate, accept or enter into any proposal, arrangement or transaction involving the sale, transfer, pledge, option, contractual control, financing, merger, consolidation, business combination or other disposition of any Target Equity, material Target assets or material rights in the Target, other than the transactions contemplated hereby.

7.8. Notice of Developments

Each Party shall promptly notify the other Parties of any event, development, claim, investigation, notice, breach or circumstance that would reasonably be expected to cause any representation or warranty to be untrue, prevent any condition from being satisfied, materially delay the Closing, or impair the validity or enforceability of any VIE Agreement.

ARTICLE VIII. ADDITIONAL COVENANTS AND POST-CLOSING MATTERS

8.1 Pledge Registration

From and after Closing, the Seller, the Target and WFOE shall cooperate to complete, or cause to be submitted for registration, the equity pledge created pursuant to the Equity Pledge Agreement with the applicable PRC market supervision authority as soon as practicable after Closing and in any event within the time period specified in the Equity Pledge Agreement and required under applicable Law, unless delayed by the applicable authority or waived by WFOE. Each of the Seller and the Target shall execute and deliver all applications, forms, resolutions, certificates and other documents, and take all other actions, reasonably requested by WFOE or PRC Counsel in connection with such registration or perfection.

Annex B-13

8.2 Accounting Cooperation

The Seller and Target shall provide all information, access, confirmations and supporting documents reasonably requested by the Company’s auditors to evaluate consolidation, purchase accounting, significance tests, financial statement requirements, internal control integration and related accounting matters.

8.3 Further Assurances

Each Party shall execute and deliver such further instruments and take such further actions as reasonably requested by any other Party to carry out the purposes of this Agreement and the Transaction Documents.

ARTICLE IX. REGISTRATION RIGHTS

9.1 Resale Registration

Subject to this Article IX, the Company shall use commercially reasonable efforts to prepare and file with the SEC a Registration Statement covering the resale of the Registrable Shares by the Seller and the Share Recipients within 60 days after the Closing Date, using Form F-3 if available to the Company or, if Form F-3 is not then available, such other registration form as is available to the Company, provided that the Seller and the Share Recipients have provided all selling shareholder information reasonably requested by the Company.

9.2 Effectiveness

The Company shall use commercially reasonable efforts to cause the Registration Statement to be declared effective or become effective as promptly as practicable after filing and to maintain effectiveness for the period ending on the earlier of (a) the date all Registrable Shares covered by the Registration Statement have been sold, (b) the date all Registrable Shares may be sold without volume or manner-of-sale restriction under Rule 144, and (c) two years after effectiveness.

9.3 Selling Shareholder Information

The Company’s registration obligations are conditioned on timely receipt of complete and accurate questionnaires, tax forms, beneficial ownership information, plan of distribution information and other information reasonably requested from the Seller and Share Recipients. The Company may exclude any Share Recipient who fails to provide such information.

9.4 Suspensions

The Company may suspend use of any prospectus for a reasonable period if the Board determines in good faith that continued use would require disclosure of material nonpublic information or would materially interfere with a financing, acquisition, corporate transaction or other material development. The Company shall notify selling shareholders of any suspension, and selling shareholders shall not sell Registrable Shares under the Registration Statement during such suspension.

9.5 Expenses

The Company shall bear registration, filing, printing, transfer agent and legal expenses of the Registration Statement, excluding underwriting discounts, selling commissions, stock transfer taxes and legal fees of selling shareholders.

9.6 Indemnification

The Company shall indemnify selling shareholders against liabilities arising from material misstatements or omissions in the Registration Statement, except to the extent based on information supplied by such selling shareholder. Each selling shareholder shall indemnify the Company against liabilities arising from written information furnished by such selling shareholder for inclusion in the Registration Statement, limited to the net proceeds received by such selling shareholder from the sale of Registrable Shares.

Annex B-14

ARTICLE X. CONDITIONS TO CLOSING

10.1. Conditions to Obligations of All Parties

(a)     No Governmental Authority shall have issued any order, injunction or Law prohibiting, restraining or materially impairing the consummation of the Transactions, and no unresolved PRC legal issue identified by PRC Counsel shall prevent the execution, delivery or effectiveness of the VIE Agreements or the consummation of the Closing.

(b)    The Company shareholders shall have approved the matters set forth in Schedule 4.3(c), as such matters may be modified by the Company, provided that the Transactions and the related matters necessary or appropriate to enable the Transactions to be consummated under the Company’s memorandum and articles of association shall have been approved by the required shareholders. Such approvals shall not have been rescinded, revoked or otherwise modified in a manner that would reasonably be expected to prevent or materially impair the Closing.

(c)     The Nasdaq Listing of Additional Shares notification shall have been submitted, and Nasdaq shall not have objected to the issuance in a manner that prevents the Closing.

(d)    The VIE Agreements, substantially in the forms attached hereto as Exhibit A-1 through A-5 and with such changes as may be approved by the Company, WFOE and PRC Counsel, shall have been executed and delivered by all applicable parties.

(e)     All other Transaction Documents required to be executed at Closing shall have been executed and delivered by the applicable parties.

(f)     The Company shall have received all information required for transfer agent processing of the Consideration Shares.

10.2. Conditions to Obligations of the Company and WFOE

(a)     The representations and warranties of the Seller and Target shall be true and correct in all material respects as of the Closing Date.

(b)    The Seller and Target shall have performed all covenants and obligations required to be performed by them at or before Closing in all material respects.

(c)     There shall have been no Material Adverse Effect with respect to the Target.

(d)    The Seller shall own 100% of the Target Equity free and clear of Encumbrances other than those created by the Transaction Documents.

(e)     The Seller and Target shall have delivered all Closing deliverables required by Section 4.2.

(f)     The Company shall be satisfied with its legal, financial, tax, business, regulatory and accounting diligence review of the Target.

(g)    The Company shall have received from the Seller and each Share Recipient any updates or confirmations to such Person’s previously delivered Investor Questionnaire, together with all tax forms, identification documents, transfer agent documents and other information required by the Company, its transfer agent, Nasdaq, applicable Law or the Company’s policies, in each case in form and substance reasonably satisfactory to the Company.

10.3. Conditions to Obligations of Seller and Target

(a)     The representations and warranties of the Company and WFOE shall be true and correct in all material respects as of the Closing Date.

(b)    The Company and WFOE shall have performed all covenants and obligations required to be performed by them at or before Closing in all material respects.

Annex B-15

(c)     The Company shall have delivered all Closing deliverables required by Section 4.3.

(d)    The Company’s transfer agent shall be prepared to issue the Consideration Shares following receipt of final closing instructions and required documentation.

ARTICLE XI. TERMINATION

11.1 Termination Rights

This Agreement may be terminated before Closing: (a) by mutual written consent of the Company and the Seller; (b) by the Company if the Seller or Target materially breaches this Agreement and fails to cure such breach within ten (10) Business Days after written notice thereof; (c) by the Seller if the Company or WFOE materially breaches this Agreement and fails to cure such breach within ten (10) Business Days after written notice thereof; (d) by the Company if its diligence review reveals facts that would reasonably be expected to have a Material Adverse Effect or prevent WFOE from obtaining contractual control over, and substantially all economic benefits of, the Target pursuant to the VIE Agreements; or (e) by any Party if a Governmental Authority has issued a final, non-appealable order or other final action prohibiting the Transactions; provided that, if any Governmental Authority raises, identifies or imposes any regulatory issue, concern, comment, condition, requirement or objection relating to the Transactions before any such final prohibition, the Parties shall cooperate in good faith to modify the structure, terms or implementation steps of the Transactions to address such regulatory issue, concern, comment, condition, requirement or objection, so long as such modification would not materially and adversely affect the economic benefits, contractual control, consideration, rights or obligations contemplated by this Agreement and the VIE Agreements.

11.2 Effect of Termination

Upon termination of this Agreement in accordance with Section 11.1 (Termination Rights), this Agreement shall become void and have no further effect, except that Section 11.2 (Effect of Termination), Section 11.3 (Return of Information), Article XIV (Confidentiality; Public Announcements), Article XV (Miscellaneous) and any other provision that by its nature is intended to survive termination shall survive. Termination shall not relieve any Party from liability for fraud, willful misconduct, intentional breach or any breach of this Agreement occurring before termination.

11.3 Return of Information

Upon termination, each receiving Party shall return or destroy confidential information of the disclosing Party upon request, subject to customary legal and compliance retention requirements.

ARTICLE XII. INDEMNIFICATION

12.1 Indemnification by Seller

From and after Closing, the Seller shall indemnify and hold harmless the Company, WFOE and their Affiliates, directors, officers, employees and representatives from and against losses arising out of: (a) any breach of any representation or warranty of the Seller or Target; (b) any breach of covenant by the Seller or Target; (c) any pre-Closing liability of the Target not disclosed to the Company; (d) any claim relating to ownership of the Target Equity; (e) any failure to perfect or maintain the VIE Agreements due to acts or omissions of the Seller or Target; (f) any Tax liability of the Target for any pre-Closing period; and (g) fraud, willful misconduct or intentional misrepresentation.

12.2 Indemnification by Company

From and after Closing, the Company shall indemnify and hold harmless the Seller from and against losses arising out of: (a) any breach of any representation or warranty of the Company or WFOE; (b) any breach of covenant by the Company or WFOE; and (c) fraud, willful misconduct or intentional misrepresentation by the Company or WFOE.

Annex B-16

12.3 Claims Procedures

An indemnified party shall promptly notify the indemnifying party of any claim, provided that failure to give prompt notice shall not relieve the indemnifying party except to the extent materially prejudiced. The indemnifying party may assume the defense of third-party claims with counsel reasonably satisfactory to the indemnified party, subject to customary conflict, settlement and cooperation limitations.

12.4 Remedies

The rights and remedies of the Company, WFOE and their respective Affiliates under this Agreement and the other Transaction Documents shall be cumulative and not exclusive of any rights or remedies available at law, in equity, under the VIE Agreements or under any other Transaction Document. Nothing in this Agreement shall limit the right of the Company, WFOE or any of their respective Affiliates to seek specific performance, injunctive relief or other equitable remedies, or to pursue any claim based on fraud, willful misconduct, intentional misrepresentation, intentional breach or any breach of the VIE Agreements or other Transaction Documents. No exercise of any right or remedy shall preclude the exercise of any other right or remedy.

ARTICLE XIII. TAX MATTERS

13.1 Tax Responsibility

The Seller shall be responsible for all Taxes imposed on the Seller arising from the receipt of Consideration Shares or the execution and performance of the VIE Agreements. The Target shall be responsible for all Taxes of the Target attributable to periods ending on or before the Closing Date, except to the extent such Taxes are reflected in final closing accounts approved by the Company.

13.2 Cooperation

The Parties shall cooperate in good faith with respect to Tax filings, withholding, reporting, valuations, transfer pricing, government inquiries and documentation relating to the transactions contemplated by this Agreement.

13.3 No Tax Advice

Each Party acknowledges that it has had the opportunity to consult its own tax advisers regarding the tax consequences of this Agreement and the transactions contemplated hereby. No Party is relying on any other Party for tax advice.

ARTICLE XIV. CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

14.1 Confidentiality

Each Party shall keep confidential nonpublic information received from any other Party in connection with this Agreement and shall use such information only for purposes of evaluating, negotiating and consummating the transactions contemplated hereby, except to the extent disclosure is required by Law, stock exchange rule, court order, regulatory request or to advisers and representatives bound by confidentiality obligations.

14.2 Public Announcements

The Company shall control the timing and content of all public announcements, SEC filings, Nasdaq communications and shareholder materials relating to this Agreement and the transactions contemplated hereby, after consultation with the Seller to the extent such materials include information regarding the Seller or Target. No other Party shall make any public announcement without the prior written consent of the Company, except as required by Law.

14.3 Securities Law Restrictions

The Seller and Share Recipients acknowledge that they may receive material nonpublic information regarding the Company and agree not to trade in Company securities while in possession of material nonpublic information or in violation of securities Laws.

Annex B-17

ARTICLE XV. MISCELLANEOUS

15.1 Governing Law

This Agreement and any dispute arising out of or relating to this Agreement shall be governed by the laws of the State of New York, without regard to conflict of law principles, except that matters relating to the internal affairs of the Company shall be governed by Cayman Islands law and matters relating to the VIE Agreements, PRC registrations, the Target and the Target Equity shall be governed by PRC law as provided in the applicable VIE Agreements.

15.2 Dispute Resolution

Any dispute arising out of or relating to this Agreement shall be submitted to confidential arbitration administered by the Hong Kong International Arbitration Centre under the HKIAC Administered Arbitration Rules then in effect. The seat of arbitration shall be Hong Kong, the language of arbitration shall be English, and the tribunal shall consist of three arbitrators. The Parties may seek interim or conservatory relief from any court of competent jurisdiction.

15.3 Notices

All notices under this Agreement shall be in writing and delivered by personal delivery, reputable courier or email to the addresses set forth on the signature pages or such other address as a Party may designate by notice.

15.4 Assignment

No Party may assign this Agreement without the prior written consent of the Company and the Seller, except that the Company or WFOE may assign rights to an Affiliate or successor in connection with a reorganization or similar transaction, provided that no assignment relieves the assigning Party of its obligations unless expressly agreed.

15.5 Entire Agreement

This Agreement, the Schedules, Exhibits and other Transaction Documents constitute the entire agreement among the Parties regarding the subject matter hereof and supersede all prior term sheets, discussions, understandings and agreements relating to such subject matter, except for confidentiality obligations that by their terms survive.

15.6 Amendments; Waivers

This Agreement may be amended only by a written instrument signed by the Company, WFOE, the Seller and the Target. Any waiver must be in writing and signed by the Party against whom the waiver is asserted.

15.7 Severability

If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain in full force and effect, and the Parties shall negotiate in good faith a valid and enforceable replacement provision that most closely reflects the original intent.

15.8 Counterparts; Electronic Signatures

This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together constitute one instrument. Electronic signatures and PDF signatures shall be valid and binding to the fullest extent permitted by applicable Law.

15.9 Specific Performance

The Parties acknowledge that monetary damages may be inadequate for breach of this Agreement and that each Party shall be entitled to specific performance, injunction and other equitable relief to enforce this Agreement, without proof of actual damages or posting of bond, in addition to any other remedies available.

15.10 No Third-Party Beneficiaries

Except for indemnified parties under Article XII and selling shareholders entitled to registration rights under Article IX, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and does not confer any rights on any other Person.

Annex B-18

15.11 Drafting

The Parties have participated jointly in the negotiation and drafting of this Agreement. No rule of construction against the drafter shall apply.

15.12 Survival

The representations and warranties contained in this Agreement shall survive the Closing for a period of eighteen (18) months after the Closing Date; provided that the representations and warranties set forth in Section 5.1 (Organization; Good Standing), Section 5.2 (Authority; Binding Effect), Section 5.3 (Ownership of Target Equity), Section 5.4 (No Encumbrances), Section 5.5 (No Conflicts), Section 5.6 (Consents and Approvals), Section 5.17 (Taxes), Section 5.21 (Investment Representations), Section 5.22 (Information Supplied), Section 5.23 (Non-Affiliation), Section 6.1 (Organization; Standing), Section 6.2 (Authority; Binding Effect), Section 6.3 (Capitalization), Section 6.6 (No Conflicts), Section 6.7 (Consents) and any claim based on fraud, willful misconduct or intentional misrepresentation shall survive until the expiration of the applicable statute of limitations. The covenants and agreements contained in this Agreement that by their terms are to be performed after the Closing shall survive the Closing in accordance with their terms.

Annex B-19

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

Party	Signature Block
JIN MEDICAL INTERNATIONAL LTD.	By: _______________________________________ Name: Title: Address: Email:
ERHUA MEDICAL TECHNOLOGY (CHANGZHOU) CO., LTD. 尔华医疗科技（常州）有限公司	By: _______________________________________ Name: Title: Company Chop: Address: Email:
BEIJING TONGSHENG TECHNOLOGY CO., LTD. 北京橦笙科技有限公司	By: _______________________________________ Name: Title: Company Chop: Address: Email:
CHANG GIL LEE	Signature: _________________________________ Passport/ID No.: M76823514 Address: Email:

(signature page continues)

Annex B-20

SHARE RECIPIENTS

Each undersigned Share Recipient executes this Agreement solely for purposes of, and agrees to be bound only by, the following provisions of this Agreement as applicable to such Share Recipient: Sections 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 5.21, 5.22, 5.23, Article IX, Section 14.3, Sections 15.1, 15.2, 15.3, 15.6, 15.7, 15.8, 15.10, 15.11 and 15.12. No Share Recipient shall have any rights, obligations, consent rights, approval rights or liability under this Agreement except with respect to the provisions expressly identified above or otherwise expressly applicable to such Share Recipient.

Name of Share Recipient: ___________________________

Signature: _______________________________________

By, if entity: _____________________________________

Name: __________________________________________

Title: ___________________________________________

Address: ________________________________________

Email: __________________________________________

Annex B-21

EXHIBIT A1 – A5
VIE AGREEMENTS

Exhibit A-1

Exclusive Purchase Option Agreement

This Exclusive Purchase Option Agreement (this “Agreement”) is entered into as of June 29, 2026 by and among:

Party A: Erhua Medical Technology (Changzhou) Co., Ltd., a limited liability company duly organized and existing under the laws of the People’s Republic of China (“China”), with its registered address at No. 33 Xiangyun Road, Jiangsu Wujin Economic Development Zone, and unified social credit code 91320412MA22J9TA7M;

Party B: Chang Gil LEE, passport/identity document number M76823514;

Party C: Beijing Tongsheng Technology Co., Ltd., a limited liability company duly organized and existing under the laws of China, with its registered address at No. 1078, Building 1, No. A1 Pingfang, Hujialou Beili, Chaoyang District, Beijing (cluster registration), and unified social credit code 91110105MABR6BN869.

Party A, Party B and Party C are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

Whereas

As of the date hereof, Party C has a registered capital of RMB1,000,000, and Party B holds 100% of the equity interests in Party C.

The Parties, through friendly consultation, hereby agree as follows:

1. Purchase and Sale of Equity Interests and Assets

1.1 Grant of Rights

Party B hereby irrevocably grants to Party A an irrevocable and exclusive right (the “Equity Purchase Option”) to purchase, or to designate one or more persons to purchase, all or part of the equity interests held by Party B in Party C, at any time and from time to time, to the extent permitted by PRC laws and regulations, in such manner and at such time as Party A may determine in its sole discretion, for the purchase price set forth in this Agreement. No person other than Party A and its designee(s) shall have any right to purchase or otherwise acquire any equity interest held by Party B in Party C. Party C hereby consents to the grant of the Equity Purchase Option by Party B to Party A.

Party C hereby irrevocably grants to Party A an irrevocable and exclusive right (the “Asset Purchase Option”) to purchase, or to designate one or more persons to purchase, all or part of the assets of Party C, at any time and from time to time, to the extent permitted by PRC laws and regulations, in such manner and at such time as Party A may determine in its sole discretion, for the purchase price set forth in this Agreement. Party B consents to Party C granting such Asset Purchase Option to Party A.

1.2 Exercise of Options

Subject to the terms and conditions of this Agreement and to the extent permitted by PRC laws and regulations, Party A shall have absolute discretion to determine the timing, manner and number of times for exercising the Equity Purchase Option and/or the Asset Purchase Option.

When Party A exercises the Equity Purchase Option, Party A shall issue to Party B a written notice (the “Equity Purchase Notice”) specifying Party A’s decision to exercise the option, the equity interests to be purchased, and the proposed purchase/transfer date.

Annex B-22

When Party A exercises the Asset Purchase Option, Party A shall issue to Party C a written notice (the “Asset Purchase Notice”) specifying Party A’s decision to exercise the option, the assets to be purchased, and the proposed delivery/transfer date.

Party A may acquire the purchased equity interests or purchased assets by itself or through one or more designees.

1.3 Purchase Price

Unless an appraisal is required by PRC law at the time of exercise, the purchase price for the purchased equity interests shall be RMB1.00. If the minimum price permitted by PRC law is higher than RMB1.00, the purchase price shall be the lowest price permitted by PRC law. To the extent Party B receives any consideration, distribution, dividend or other economic benefit in excess of RMB1.00 in connection with such equity interests, Party B shall, to the extent permitted by PRC law, pay or cause such excess amount to be paid to Party A or its designee within ten (10) business days after receipt.

Unless PRC law requires otherwise, the purchase price for the purchased assets shall be RMB1.00. If the minimum price permitted by PRC law is higher than RMB1.00, the purchase price shall be the lowest price permitted by PRC law. To the extent Party C receives any consideration in excess of RMB1.00 in connection with such assets, Party C shall, to the extent permitted by PRC law, pay such excess amount to Party A or its designee within ten (10) business days after receipt.

1.4 Transfer Procedures

Upon each exercise of the Equity Purchase Option or the Asset Purchase Option, Party C shall, and Party B shall cause Party C to, timely adopt all shareholder resolutions, executive director decisions and other corporate approvals required for the transfer of the purchased equity interests or purchased assets to Party A and/or its designee.

Party B and Party C shall execute, and shall cause all relevant parties to execute, equity transfer agreements, asset transfer agreements and all other documents necessary or desirable to transfer valid title to the purchased equity interests or purchased assets to Party A and/or its designee, free and clear of any security interest other than any security interest created under the relevant VIE agreements.

2. Covenants

During the term of this Agreement, Party B and Party C covenant that, without Party A’s prior written consent, they shall not amend Party C’s articles of association, increase or decrease Party C’s registered capital, change Party C’s capital structure, sell or otherwise dispose of any equity interests, assets, business or revenue of Party C, create any encumbrance, incur or guarantee indebtedness outside the ordinary course of business, liquidate or dissolve Party C, or enter into any merger, acquisition or material transaction outside the ordinary course of business.

Party B and Party C shall maintain Party C’s existence, operate Party C in the ordinary course and in accordance with sound business practices, preserve Party C’s assets, licenses and goodwill, provide Party A with operational and financial information upon request, purchase insurance as requested by Party A, and promptly notify Party A of any litigation, arbitration, administrative proceeding or other matter that may adversely affect Party C, its equity interests, assets, business or revenue.

Upon Party A’s request, Party C shall immediately and unconditionally transfer the purchased assets to Party A and/or its designee, and Party B shall immediately and unconditionally transfer the equity interests in Party C to Party A and/or its designee and waive any preemptive right or other similar right.

Party B and Party C shall take all actions necessary to give effect to any instruction of Party A regarding the management, operation, governance or corporate approvals of Party C and the transfer of equity interests and/or assets contemplated by this Agreement.

Annex B-23

3. Representations and Warranties

Party B and Party C jointly and severally represent and warrant to Party A that they have full legal capacity and authority to execute, deliver and perform this Agreement and any transfer agreement; this Agreement constitutes their legal, valid and binding obligation; and the execution and performance of this Agreement will not violate any applicable PRC law, organizational document, contract, license, approval or permit.

Party B has good and marketable title to the equity interests in Party C, free and clear of any security interest other than the security interest created under the Equity Pledge Agreement. Party C has good and marketable title to its assets, free and clear of any security interest, and has no outstanding debt other than debt incurred in the ordinary course of business or disclosed to and approved by Party A in writing.

There is no pending or threatened litigation, arbitration or administrative proceeding relating to Party C, its equity interests, assets or business. Except for the release or re-registration of equity pledge registrations where required, no third-party consent, governmental approval, registration or filing is required for the execution and performance of this Agreement or the grant or exercise of the options hereunder, except as required by applicable PRC law.

4. Effectiveness and Termination

This Agreement shall become effective upon execution by the Parties and shall remain in effect until all equity interests directly or indirectly held by Party B in Party C have been lawfully transferred to Party A and/or its designee and all assets of Party C have been transferred to Party A and/or its designee in accordance with this Agreement.

This Agreement constitutes the entire agreement among the Parties with respect to the exclusive purchase option and related matters and supersedes all prior negotiations, understandings, memoranda, letters of intent and agreements relating thereto.

Party A may terminate this Agreement at any time by written notice to Party B and Party C without consent from Party B or Party C and without liability. Party B and Party C shall have no right to terminate or rescind this Agreement unless otherwise required by law.

5. Governing Law and Dispute Resolution

The execution, effectiveness, interpretation, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by PRC law.

Any dispute arising from or in connection with this Agreement shall first be resolved through friendly consultation. If the Parties fail to resolve the dispute within thirty (30) days after any Party requests consultation, any Party may submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then effective arbitration rules. The place of arbitration shall be Changzhou. The arbitration language shall be Chinese. The arbitral award shall be final and binding on all Parties.

6. Taxes, Notices, Confidentiality and Miscellaneous

Each Party shall bear all transfer, registration, tax, expense and fee obligations imposed on it under PRC law in connection with the preparation, execution and performance of this Agreement and any transfer agreement.

All notices and other communications under this Agreement shall be delivered by hand, registered mail, commercial courier service or email to the addresses designated by the Parties. A Party may change its notice address by giving written notice to the other Parties.

The Parties shall keep confidential all oral or written information exchanged in connection with this Agreement, except where disclosure is required by law or stock exchange rules, made to professional advisers subject to similar confidentiality obligations, or relates to information lawfully obtained from another source or already public through no fault of the receiving Party. This confidentiality obligation shall survive termination of this Agreement.

Each Party shall promptly execute such documents and take such further actions as may be reasonably necessary or desirable to carry out the provisions and purposes of this Agreement.

Annex B-24

If any Party breaches this Agreement and fails to cure such breach within a reasonable period or within ten (10) days after written notice from a non-breaching Party, the non-breaching Party may require specific performance, damages, termination where permitted, and/or other remedies available under this Agreement and applicable law.

Any amendment or supplement to this Agreement shall be made in writing and signed by all Parties. If any provision of this Agreement is held invalid, illegal or unenforceable, the validity and enforceability of the remaining provisions shall not be affected, and the Parties shall replace such provision with a valid provision that most closely reflects the original economic intent.

This Agreement is written in English and may be executed in three counterparts, each of which shall have equal legal effect.

[Signature pages follow]

Annex B-25

IN WITNESS WHEREOF, the Parties have executed this Exclusive Purchase Option Agreement as of the date first written above.

Party A: Erhua Medical Technology (Changzhou) Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Party B: Chang Gil LEE

Signature: ______________________________

Party C: Beijing Tongsheng Technology Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Annex B-26

Exhibit A-2

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (this “Agreement”) is entered into as of June 29, 2026 by and between:

Party A: Erhua Medical Technology (Changzhou) Co., Ltd., a limited liability company duly organized and existing under the laws of China, with its registered address at No. 33 Xiangyun Road, Jiangsu Wujin Economic Development Zone, and unified social credit code 91320412MA22J9TA7M;

Party B: Beijing Tongsheng Technology Co., Ltd., a limited liability company duly organized and existing under the laws of China, with its registered address at No. 1078, Building 1, No. A1 Pingfang, Hujialou Beili, Chaoyang District, Beijing (cluster registration), and unified social credit code 91110105MABR6BN869.

Party A and Party B are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

1. Services

Party A agrees to provide Party B, directly or through its designee, with exclusive technical support, business support, consulting and other services within the scope of Party B’s business during the term of this Agreement, and Party B agrees to accept such exclusive services from Party A or its designee.

The services include, without limitation, business operation support, technology services, consulting services, business development and strategic consulting, marketing consultation and promotion services, market research and analysis, client and supplier relationship management, personnel and training support, software, system and database development and maintenance, intellectual property licensing, equipment or facility leasing, and other services requested by Party B and approved by Party A.

Party B hereby appoints Party A as its exclusive service provider with respect to the matters contemplated by this Agreement. Without Party A’s prior written consent, Party B shall not accept the same or similar services from any third party or cooperate with any third party with respect to such services.

Party A may designate any other party to provide all or part of the services under this Agreement. Nothing in this Agreement restricts Party A from providing services to third parties.

2. Service Fees

Party B shall pay service fees to Party A for all business support, technical services and consulting services provided by Party A. The aggregate annual service fees payable by Party B shall equal all net income (net profit) generated by Party B for the relevant fiscal year, unless otherwise determined by Party A.

Party A shall issue invoices to Party B on a quarterly basis based on the scope, workload and commercial value of the services provided and the pricing agreed by the Parties. Party B shall pay the relevant consulting and service fees to Party A or its designee by the due date and in the amount specified in the invoice.

Party A may adjust the service fee standards at any time based on the quantity and content of the services provided. Such adjustment shall become effective upon written notice to Party B.

Within thirty (30) business days after the end of each fiscal year, Party B shall provide Party A with financial statements and all operating records, business contracts and financial information necessary for the preparation or review of such financial statements. Party A may appoint a reputable independent accounting firm to audit such information, and Party B shall provide full cooperation.

Annex B-27

3. Intellectual Property and Confidentiality

The Parties may enter into intellectual property license agreements, technical service agreements, consulting service agreements, equipment leases or facility leases as necessary for the performance of this Agreement.

All oral or written information exchanged between the Parties in connection with this Agreement shall be confidential. Neither Party shall disclose such information to any third party without the prior written consent of the other Party, except where the information becomes public other than through breach, is required to be disclosed by law or stock exchange rules, is disclosed to professional advisers subject to similar confidentiality obligations, or is lawfully obtained from another source.

The confidentiality obligations under this Agreement shall survive any amendment, rescission or termination of this Agreement.

4. Representations and Warranties

Each Party represents and warrants that it is duly organized, validly existing and in good standing under PRC law, has full power and authority to execute and perform this Agreement, has obtained all necessary corporate approvals and third-party or governmental consents, and that this Agreement constitutes its legal, valid and binding obligation enforceable in accordance with its terms.

Party B represents that it has been approved by the relevant PRC authorities to conduct its current business scope and shall maintain all licenses, approvals and permits necessary for its operations.

5. Effectiveness and Term

This Agreement shall become effective on the date first written above. Unless terminated early pursuant to this Agreement or another written agreement between the Parties, this Agreement shall remain in effect indefinitely. Party B shall have no right to terminate or rescind this Agreement under any circumstances, except as required by law.

If the operating term of either Party expires during the term of this Agreement, such Party shall timely extend its operating term to ensure the continued validity and performance of this Agreement.

Party A may terminate this Agreement at any time by giving thirty (30) days’ prior written notice to Party B. Party B may not terminate this Agreement prior to expiration unless Party A commits gross negligence or fraud.

The rights and obligations of the Parties under confidentiality, indemnification and dispute resolution provisions shall survive termination of this Agreement.

6. Governing Law and Dispute Resolution

The execution, effectiveness, interpretation, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by PRC law.

Any dispute arising from or in connection with this Agreement shall first be resolved through good-faith consultation. If the Parties fail to resolve the dispute within thirty (30) days after any Party requests consultation, either Party may submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then effective arbitration rules. The place of arbitration shall be Changzhou. The arbitration language shall be Chinese. The arbitral award shall be final and binding on both Parties.

Annex B-28

7. Notices, Assignment, Severability and Amendments

All notices under this Agreement shall be delivered by hand, registered mail, commercial courier service or email to the addresses designated by the Parties and shall be deemed effectively delivered upon delivery, refusal of delivery, or sending by email, as applicable.

Party B may not assign its rights or obligations under this Agreement without Party A’s prior written consent. Party A may assign its rights and obligations under this Agreement to any third party by prior written notice to Party B without Party B’s consent.

If any provision of this Agreement is held invalid, illegal or unenforceable, the validity and enforceability of the remaining provisions shall not be affected. The Parties shall replace such provision with a valid provision that most closely reflects the original economic intent.

Any amendment or supplement to this Agreement shall be in writing and signed by both Parties.

This Agreement is written in English in two counterparts, one for each Party, each of which shall have equal legal effect.

[Signature pages follow]

Annex B-29

IN WITNESS WHEREOF, the Parties have executed this Exclusive Business Cooperation Agreement as of the date first written above.

Party A: Erhua Medical Technology (Changzhou) Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Party B: Beijing Tongsheng Technology Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Annex B-30

Exhibit A-3

Equity Pledge Agreement

This Equity Pledge Agreement (this “Agreement”) is entered into as of June 29, 2026 by and among:

Party A: Erhua Medical Technology (Changzhou) Co., Ltd. (the “Pledgee”), a limited liability company duly organized and existing under PRC law, with its registered address at No. 33 Xiangyun Road, Jiangsu Wujin Economic Development Zone, and unified social credit code 91320412MA22J9TA7M;

Party B: Chang Gil LEE (the “Pledgor”), passport/identity document number M76823514;

Party C: Beijing Tongsheng Technology Co., Ltd., a limited liability company duly organized and existing under PRC law, with its registered address at No. 1078, Building 1, No. A1 Pingfang, Hujialou Beili, Chaoyang District, Beijing (cluster registration), and unified social credit code 91110105MABR6BN869.

Whereas

Pledgor holds 100% of the equity interests in Party C. Party C is a domestic company organized under PRC law and has a registered capital of RMB1,000,000.

Pledgee and Party C have entered into an Exclusive Business Cooperation Agreement. Pledgee, Pledgor and Party C have entered into an Exclusive Purchase Option Agreement, and Pledgor has executed a Power of Attorney Agreement in favor of Pledgee. The foregoing agreements, together with this Agreement, are referred to as the “Transaction Agreements” or “Control Agreements”.

To secure the performance by Pledgor and Party C of their obligations under the Control Agreements and to ensure Pledgee’s collection of all amounts due from Party C, including consulting and service fees, Pledgor agrees to pledge all of his equity interests in Party C to Pledgee.

1. Definitions

“Pledged Equity” means 100% of the equity interests currently held by Pledgor in Party C, corresponding to RMB1,000,000 of registered capital, and any additional capital contribution, dividends and other rights or interests arising therefrom.

“Secured Obligations” means all payment and performance obligations of Party C and Pledgor under the Control Agreements and this Agreement, including all consulting and service fees, damages, indemnities, enforcement costs, attorneys’ fees and other amounts payable to Pledgee.

“Event of Default” means any event described in this Agreement that gives Pledgee the right to enforce the pledge.

2. Creation and Scope of Pledge

As security for the Secured Obligations, Pledgor hereby pledges to Pledgee all Pledged Equity, and Party C acknowledges and agrees to such pledge.

Pledgor shall, as soon as practicable and in any event within the period required by Pledgee, record the equity pledge in Party C’s register of shareholders and complete the registration of the equity pledge with the competent market supervision authority. Party C shall provide all necessary assistance.

Any additional equity interests, capital contributions, dividends, distributions or other proceeds received by Pledgor with respect to Party C during the term of this Agreement shall automatically become part of the Pledged Equity or shall be delivered to Pledgee as Pledgee may request.

The pledge hereunder shall remain effective until all Secured Obligations have been fully performed and discharged to Pledgee’s satisfaction.

Annex B-31

3. Registration and Custody

Pledgor and Party C shall execute all documents and take all actions necessary or desirable to perfect and maintain the pledge, including registration, amendment registration and cancellation registration with the relevant authorities.

During the term of the pledge, Pledgee may hold the capital contribution certificate, shareholder register, pledge registration certificate and other documents evidencing the Pledged Equity.

4. Representations and Warranties

Pledgor and Party C represent and warrant that Pledgor legally owns the Pledged Equity, free and clear of any lien, pledge, encumbrance or third-party right other than the pledge created under this Agreement; Pledgor has full power and authority to create the pledge; and the execution and performance of this Agreement will not violate any PRC law, organizational document, contract, approval or permit.

Party C is duly organized and validly existing under PRC law and has obtained all approvals, licenses and permits necessary for its current business operations.

5. Covenants

Without Pledgee’s prior written consent, Pledgor shall not transfer, assign, sell, donate, re-pledge, dispose of or create any encumbrance over the Pledged Equity, nor take any action that may adversely affect Pledgee’s rights under this Agreement.

Pledgor and Party C shall strictly comply with the Control Agreements and this Agreement, perform all obligations thereunder, and refrain from any act or omission that may impair their validity or enforceability.

Pledgor waives any preemptive right or similar right that may arise when Pledgee enforces the pledge. Unless instructed by Pledgee in writing, Pledgor shall not exercise any remaining right with respect to the Pledged Equity.

6. Events of Default

Each of the following shall constitute an Event of Default: Party C fails to pay in full any consulting or service fees or breaches the Exclusive Business Cooperation Agreement; Pledgor or Party C breaches any Control Agreement or this Agreement; any representation or warranty is materially untrue or inaccurate; registration of the pledge is not completed as required; Pledgor transfers or attempts to transfer or abandon the Pledged Equity without Pledgee’s written consent; any governmental approval, permit or authorization necessary for this Agreement is withdrawn, suspended, invalidated or materially modified; any applicable law renders this Agreement illegal or prevents performance; or any other circumstance occurs that prevents or may prevent Pledgee from exercising its pledge rights.

Upon becoming aware of any Event of Default or any event that may lead to an Event of Default, Pledgor shall immediately notify Pledgee in writing.

7. Enforcement of Pledge

Unless the Event of Default has been cured to Pledgee’s satisfaction, Pledgee may issue a default notice to Pledgor requiring immediate payment of all amounts due under the Control Agreements and/or dispose of the pledge in accordance with this Agreement and PRC law.

Upon issuance of a default notice, Pledgee may exercise all rights and remedies available under PRC law, the Control Agreements and this Agreement, including priority repayment from the proceeds of transfer, auction or sale of all or part of the Pledged Equity.

To the extent permitted by law, Pledgee may take possession of and dispose of the Pledged Equity after an Event of Default. Pledgor and Party C shall provide all necessary assistance for Pledgee to enforce the pledge.

Annex B-32

8. Assignment, Liability and Release

Pledgor may not assign any of his rights or obligations under this Agreement without Pledgee’s prior written consent. Pledgee may assign or delegate any of its rights and obligations under this Agreement to any person designated by Pledgee upon reasonable notice to Pledgor and Party C.

If Pledgor or Party C materially breaches this Agreement or fails to perform any obligation hereunder, such party shall be liable for breach and shall indemnify Pledgee for all losses, damages, costs and expenses incurred as a result.

After all Secured Obligations have been fully performed and discharged, Pledgee shall, upon Pledgor’s request and as soon as reasonably practicable, release the pledge and cooperate with Pledgor and Party C in completing the cancellation of pledge registration.

9. Fees, Confidentiality, Governing Law and Dispute Resolution

All costs and expenses relating to this Agreement, including attorneys’ fees, production costs, stamp duties and other taxes and fees, shall be borne by Party C. If applicable law requires Pledgee to bear any such tax or fee, Pledgor shall cause Party C to fully reimburse Pledgee.

The Parties shall keep confidential all oral or written information exchanged in connection with this Agreement, subject to customary exceptions for legal requirements, stock exchange rules, professional advisers, public information and information lawfully obtained from other sources. This obligation shall survive termination of this Agreement.

The execution, effectiveness, interpretation and performance of this Agreement and the resolution of disputes hereunder shall be governed by PRC law.

Any dispute arising from or in connection with this Agreement shall first be resolved through friendly consultation. If the Parties fail to resolve the dispute within thirty (30) days after any Party requests consultation, any Party may submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then effective arbitration rules. The place of arbitration shall be Changzhou. The arbitration language shall be Chinese. The arbitral award shall be final and binding on all Parties.

10. Miscellaneous

All notices shall be delivered by hand, registered mail, commercial courier service or email to the addresses designated by the Parties. A Party may change its notice address by written notice to the other Parties.

If any provision of this Agreement is held invalid, illegal or unenforceable, the validity and enforceability of the remaining provisions shall not be affected.

The attachments hereto form an integral part of this Agreement. Any amendment or supplement shall be in writing and shall become effective upon signature by the Parties and completion of governmental registration procedures, if applicable.

This Agreement is written in English in four counterparts, one for each Party and one for submission to the registration authority, each of which shall have equal legal effect.

[Signature pages follow]

Annex B-33

IN WITNESS WHEREOF, the Parties have executed this Equity Pledge Agreement as of the date first written above.

Party A / Pledgee: Erhua Medical Technology (Changzhou) Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Party B / Pledgor: Chang Gil LEE

Signature: ______________________________

Party C: Beijing Tongsheng Technology Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Attachment 1

Shareholder Register of Beijing Tongsheng Technology Co., Ltd.

Date: 2026 ___ ___

Attachment 2

Capital Contribution Certificate

Certificate No.: 1

Company Name: Beijing Tongsheng Technology Co., Ltd.

Date of Establishment: June 24, 2022

Registered Capital: RMB1,000,000

Shareholder Name: Chang Gil LEE

Capital Contribution: RMB1,000,000

Contribution Date: paid up by 2026 ___ ___ in the amount of RMB __________

Equity Percentage: 100.00%

Beijing Tongsheng Technology Co., Ltd. (Company Chop)

Legal Representative (Signature): ______________________________

Date of Issuance: 2026 ___ ___

Annex B-34

Exhibit A-4

Power of Attorney Agreement

This Power of Attorney Agreement (this “Agreement”) is entered into as of June 29, 2026 by and among:

Party A: Erhua Medical Technology (Changzhou) Co., Ltd., a limited liability company duly organized and existing under PRC law, with its registered address at No. 33 Xiangyun Road, Jiangsu Wujin Economic Development Zone, and unified social credit code 91320412MA22J9TA7M;

Party B: Chang Gil LEE, passport/identity document number M76823514;

Party C: Beijing Tongsheng Technology Co., Ltd., a limited liability company duly organized and existing under PRC law, with its registered address at No. 1078, Building 1, No. A1 Pingfang, Hujialou Beili, Chaoyang District, Beijing (cluster registration), and unified social credit code 91110105MABR6BN869.

Party A, Party B and Party C are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

As of the date hereof, Party C has registered capital of RMB1,000,000, and Party B holds 100% of the equity interests in Party C.

The Parties, through friendly consultation, hereby agree as follows:

Party B hereby irrevocably authorizes Party A to exercise, during the term of this Agreement, all rights with respect to the equity interests held by Party B in Party C.

Party A is hereby appointed as Party B’s sole and exclusive attorney-in-fact and agent to act on behalf of Party B with respect to all matters relating to Party B’s equity interests, including without limitation: attending shareholder meetings or making shareholder decisions of Party C; exercising all shareholder rights and voting rights under PRC law and Party C’s articles of association; selling, transferring, pledging or disposing of all or part of Party B’s equity interests; appointing and removing Party C’s legal representative, directors, executive director, supervisors, chief executive officer and other senior management; signing resolutions and minutes in Party B’s name as shareholder and/or director or executive director; and approving amendments to Party C’s articles of association.

Without Party A’s written consent, Party B shall not increase or decrease capital contribution to Party C, transfer, re-pledge, dispose of, change or otherwise encumber Party B’s equity interests.

If applicable law requires Party B to personally exercise voting rights or sign relevant documents, Party B shall exercise such voting rights or sign such documents strictly in accordance with Party A’s instructions.

Without limiting the generality of the authorization granted hereunder, Party A shall have the power and authority to sign, on behalf of Party B, any transfer contract contemplated by the Exclusive Purchase Option Agreement and to perform Party B’s obligations under the Equity Pledge Agreement and the Exclusive Purchase Option Agreement executed on the same date as this Agreement.

All actions taken by Party A in relation to Party B’s equity interests shall be deemed actions of Party B, and all documents signed by Party A shall be deemed signed by Party B. Party B hereby acknowledges, ratifies and assumes all legal consequences of such actions and documents.

Party A may, in its sole discretion, delegate or assign to any other person or entity any rights relating to the matters described above without prior notice to or consent from Party B.

For so long as Party B remains a shareholder of Party C, this Agreement and the authorization hereunder are coupled with an interest, irrevocable and continuously effective from the date of execution.

During the term of this Agreement, Party B waives all rights with respect to Party B’s equity interests that have been authorized to Party A under this Agreement and shall not exercise such rights by himself.

If at any time the grant or exercise of the authority hereunder cannot be realized for any reason, the Parties shall immediately seek an alternative arrangement that most closely approximates the original intent and, if necessary, enter into supplemental agreements to amend or adjust this Agreement to ensure continued realization of its purposes.

Annex B-35

The formation, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by PRC law.

Any dispute arising from or in connection with this Agreement shall first be resolved through friendly consultation. If the Parties fail to resolve the dispute within thirty (30) days after any Party requests consultation, any Party may submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its then effective arbitration rules. The place of arbitration shall be Changzhou. The arbitration language shall be Chinese. The arbitral award shall be final and binding on all Parties.

This Agreement shall become effective upon execution by the Parties and shall remain irrevocable and continuously effective until the expiration of the Equity Pledge Agreement executed by Party A, Party B and Party C on June ___, 2026.

This Agreement is written in English in three counterparts, one for each Party, each of which shall have equal legal effect.

[No text below; signature pages follow]

Annex B-36

IN WITNESS WHEREOF, the Parties have executed this Power of Attorney Agreement as of the date first written above.

Party A: Erhua Medical Technology (Changzhou) Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Party B: Chang Gil LEE

Signature: ______________________________

Party C: Beijing Tongsheng Technology Co., Ltd. (Company Chop)

By: ______________________________

Name:

Title: Legal Representative

Annex B-37

Exhibit A-5

Spousal Consent Letter

I, KOO HYE YOUNG (passport/identity document number: M78224115), am the lawful spouse of Chang Gil LEE. I hereby unconditionally and irrevocably consent to Chang Gil LEE’s execution of the following documents (collectively, the “Transaction Documents”) and to the disposition of the equity interests in Beijing Tongsheng Technology Co., Ltd. (the “Domestic Company”) held and registered in the name of Chang Gil LEE in accordance with such documents:

(1)    the Equity Pledge Agreement entered into among Erhua Medical Technology (Changzhou) Co., Ltd. (the “WFOE”), the Domestic Company and all shareholders of the Domestic Company;

(2)    the Exclusive Purchase Option Agreement entered into among the WFOE, the Domestic Company and all shareholders of the Domestic Company; and

(3)    the Power of Attorney Agreement entered into with the WFOE.

I confirm that the equity interests in the Domestic Company held by Chang Gil LEE are the personal property of Chang Gil LEE and do not constitute community or marital property. I do not have any right or interest in the equity interests of the Domestic Company and undertake not to make any claim with respect thereto. I further confirm that no further authorization or consent from me is required for Chang Gil LEE to perform, amend or terminate the Transaction Documents.

I undertake to execute all necessary documents and take all necessary actions to ensure the proper performance of the Transaction Documents, as amended from time to time.

If, for any reason, I obtain any equity interests in the Domestic Company, I agree to be bound by the Transaction Documents, as amended from time to time, and to comply with the obligations of a shareholder of the Domestic Company thereunder. Upon request by the WFOE, I shall execute a series of written documents substantially in the same form and substance as the Transaction Documents, as amended from time to time.

I further confirm, undertake and warrant that under all circumstances, including divorce between me and my spouse, my spouse shall have the right to independently dispose of the equity interests and corresponding assets of the Domestic Company held by him. I will not take any action that may affect or hinder my spouse’s performance of obligations under the Transaction Documents. Under no circumstances shall I have any right to inherit the equity interests in the Domestic Company held by Chang Gil LEE.

The formation, validity, interpretation, performance, amendment and termination of this Spousal Consent Letter and the resolution of disputes hereunder shall be governed by PRC law. Any dispute arising from the interpretation or performance of this Spousal Consent Letter shall first be resolved through friendly consultation. If the dispute remains unresolved within thirty (30) days after one party issues a written request for consultation, any party may submit the dispute to the China International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules. The place of arbitration shall be Changzhou. The arbitration language shall be Chinese. The arbitral award shall be final and binding on all parties.

This Spousal Consent Letter shall become effective upon execution and shall be irrevocable once effective.

[Signature page follows]

Annex B-38

IN WITNESS WHEREOF, I have executed this Spousal Consent Letter as of the date first written above.

Signature: ______________________________

Name: KOO HYE YOUNG

Annex B-39

SCHEDULE I

SELLER AND SHARE RECIPIENTS

Annex B-40

SCHEDULE II

COMPANY SHAREHOLDER MEETING AGENDA

I. By an ordinary resolution, to approve that the Company’s authorized share capital be increased from US$50,000 divided into 45,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each to US$15,005,000 divided into 15,000,000,000 class A ordinary shares of a par value of US$0.001 each and 5,000,000 class B ordinary shares of a par value of US$0.001 each by the creation of 14,955,000,000 class A ordinary shares of a par value of US$0.001 each (the “Share Capital Increase”).

II. By a special resolution, subject to approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and the holders of Class B Ordinary Shares at the Class B Meeting, respectively, to increase the voting rights attached to each Class B Ordinary Share from thirty (30) votes to eight hundred (800) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights”)

III. By a special resolution, subject to (i) approval of the Change of Voting Rights by the holders of Class A Ordinary Shares at the Class A Meeting and by the holders of Class B Ordinary Shares at the Class B Meeting, respectively, and (ii) approval of the Share Capital Increase and the Change of Voting Rights at the EGM, to adopt the Company’s third amended and restated memorandum and articles of association (the “Restated M&A”) in substitution for and to the exclusion of the Company’s second amended and restated memorandum and articles of association adopted by a special resolution passed on 30 January 2026 and effective on 30 January 2026 to reflect the Share Capital Increase, the Change of Voting Rights and other housekeeping amendments, and to authorize any director or proper officers or registered office provider to do all other acts and things as they consider necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

IV.

It is noted that:

a)      the Company intends to repurchase 3,769,057 Class A Ordinary Shares (the “Repurchase Shares”) held by JOLLY HARMONY ENTERPRISES LIMITED (“Jolly Harmony”), a BVI business company wholly owned by WANG Erqi, the Company’s Chief Executive Officer, Chairman of the Board and controlling shareholder, for a purchase price per Repurchase Share equal to the lowest VWAP of the Class A Ordinary Shares during the ninety (90) consecutive trading days ending on the trading day immediately preceding the date of execution of the Acquisition Agreement (the “90-day VWAP”) (the “Repurchase”);

b)      upon the Repurchase, the Repurchase Shares shall be treated as cancelled;

c)      the purchase prices for the Repurchase shall be paid out of the profits of the Company;

d)      each director of the Company has confirmed that he/she was not aware of any subsequent losses by the Company as at the date hereof which would affect the amount of profits available for the Repurchase; and

e)      a payment out of capital by the Company for the Repurchase may be unlawful, even where the provisions of the Existing M&A and the Companies Act (Revised) of the Cayman Islands have been complied with, where the directors are unable to reasonably conclude that a company would have sufficient funds to be able to continue to be able to meet its debts as they fall due in the ordinary course of business.

By an ordinary resolution, to approve that (i) the Repurchase be, and hereby is, approved, (ii) the Repurchase shall be effected on the first business day upon obtaining such shareholder approvals (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company be, and each of them hereby is, authorized to instruct the registered office provider or transfer agent of the Company to record the Repurchase in the register of members and/or shareholder list of the Company, cancel the relevant share certificate(s) and treat the Repurchase Shares as cancelled.

Annex B-41

V.

It is noted that, the Company intends to allot and issue 3,769,057 Class B Ordinary Shares (the “Newly Issued Shares”) to Jolly Harmony at an issue price per Newly Issued Share equal to the 90-day VWAP of the Class A Ordinary Shares.

By an ordinary resolution, subject to the receipt by the Company of payment in full for the subscription price and the satisfaction of applicable legal and regulatory requirements, to approve that (i) the Share Issuance be, and hereby is, approved, (ii) the Newly Issued Shares be allotted and issued to Jolly Harmony, credited as fully paid and that the Share Issuance shall be completed on the first business day following the completion of the Repurchase (or such other date as any director or proper officer of the Company may determine), and (iii) any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect the Share Issuance, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

VI.

By an ordinary resolution, including for purposes of Nasdaq Listing Rule 5635(d) and, to the extent applicable, Nasdaq Listing Rule 5635(a), to approve that (i) the acquisition by the Company and Erhua Medical Technology (Changzhou) Co., Ltd. (“WFOE”) of contractual control over, and substantially all economic benefits of, Beijing Tongsheng Technology Co., Ltd. (“Tongsheng”) through the VIE Agreements, together with the issuance of 64,186,456 Class A Ordinary Shares as consideration therefor at an issue price of US$1.641 per Consideration Share and the other transactions contemplated by the VIE Control Acquisition and Share Issuance Agreement, dated as of June 29, 2026 (the “Acquisition Agreement”), and the related VIE transaction documents (the “Acquisition”), be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) any director or proper officer of the Company be authorized to negotiate, finalize, execute and deliver the Acquisition Agreement and the VIE transaction documents, with such amendments, modifications or supplements as such director or proper officer may approve, provided that such amendments, modifications or supplements do not materially alter the transactions contemplated thereby, and to take such actions as may be necessary or desirable in connection therewith; (iii) subject to the satisfaction of applicable legal, regulatory, Nasdaq and transaction requirements, the issuance of 64,186,456 Class A Ordinary Shares in connection with the Acquisition be and hereby is approved; and (iv) the 64,186,456 Class A Ordinary Shares be allotted and issued pursuant to the Acquisition Agreement and the VIE transaction documents, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance of Class A Ordinary Shares in connection with the Acquisition, including updating the register of members and/or shareholder list of the Company and issuing share certificate(s) in respect thereof upon request.

By an ordinary resolution, to approve that (i) the engagement of Goldeenridge Ventures Ltd. as financial advisor to the Company, the form, terms and provisions of the Financial Advisory Engagement Agreement dated June 9, 2026 by and between the Company and Goldeenridge Ventures Ltd. (the “Advisory Agreement”), and the entry into, execution, delivery and performance by the Company of the Advisory Agreement be and hereby are authorized, approved, confirmed and ratified in all respects; (ii) subject to consummation of the Acquisition, the terms and conditions of the Advisory Agreement, receipt by the Company of any required acknowledgments, representation letters or other documents from Goldeenridge Ventures Ltd. and/or any person or entity designated in writing by Goldeenridge Ventures Ltd. pursuant to the Advisory Agreement, and satisfaction of all applicable legal, regulatory, Nasdaq and transfer agent requirements, the issuance and allotment by the Company of Class A Ordinary Shares to Goldeenridge Ventures Ltd. and/or such designee(s), in such number and on such terms as contemplated by the Advisory Agreement, as compensation for services rendered in connection with the Acquisition, be and hereby is specifically approved; and (iii) the Class A Ordinary Shares issuable pursuant to the Advisory Agreement shall be issued in such number and to such recipient(s) as determined in accordance with the Advisory Agreement and any written designation, acknowledgment or representation letter delivered thereunder, and any director or proper officer of the Company, the registered office provider or the transfer agent of the Company be, and each of them hereby is, authorized to take all actions necessary or desirable to effect such issuance and allotment, including updating the register of members

Annex B-42

and/or shareholder list of the Company, issuing share certificate(s) in respect thereof upon request, and causing any applicable restrictive legends or book-entry notations required under the Securities Act or applicable securities laws to be placed on such shares.

VII. By an ordinary resolution, to approve the adjournment of the EGM to a later date or dates or sine die, if necessary or appropriate, to permit further solicitation and vote of proxies if, at the time of the EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Annex B-43